FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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mini
ASSAÍ ATACADISTA
éxito

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Ernst &Young Auditors Independent

GPA

For the power of choice

multivarejo ASSAÍ ATACADISTA grupo éxito

minuto
Pão de Açúcar
Pão de Açúcar
COMPRE BEM

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s review report on quarterly information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Brasileira de Distribuição for the quarter ended September 30, 2020, comprising the statement of financial position as of September 30, 2020 and the related statements of profit or loss and comprehensive income for three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 2.1, due to the adoption of the accounting pronouncement NBC TG 06 (R3) – Arrendamentos, equivalent to IFRS 16 – Leases), the corresponding individual and consolidated figures related to the interim financial information comprising the statements of profit or loss for three and nine-month periods ended September 30, 2019 and cash flows for the nine-month period ended September 30, 2019, presented for comparison purposes, were adjusted and restated as required by NBC TG 23 - Accounting Policies, Changes in Accounting Estimates and Error Correction. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statements of value added (SVA) for the nine-month period ended September 30, 2020, prepared under the Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, October 28, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information
Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2020 to 9/30/2020	11
1/1/2019 to 9/30/2019	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2020 to 9/30/2020	20
1/1/2019 to 9/30/2019	21
Statement of Value Added	22
Comments on the Company`s Performance	23
Notes to the Interim Financial Information	47

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 9/30/2020
Share Capital
Common	268,336
Preferred	0
Total	268,336
Treasury Shares
Common	239
Preferred	0
Total	239

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
1	Total Assets	33,150,000	29,660,000
1.01	Current Assets	8,426,000	7,491,000
1.01.01	Cash and Cash Equivalents	3,290,000	2,863,000
1.01.03	Accounts Receivable	359,000	424,000
1.01.03.01	Trade Receivables	259,000	256,000
1.01.03.02	Other Receivables	100,000	168,000
1.01.04	Inventories	3,390,000	3,358,000
1.01.06	Recoverable Taxes	657,000	516,000
1.01.08	Other Current Assets	730,000	330,000
1.01.08.01	Assets Held for Sale	78,000	171,000
1.01.08.03	Other	652,000	159,000
1.01.08.03.01	Financial Instruments - Derivatives	233,000	45,000
1.01.08.03.02	Dividends Receivables	263,000	0
1.01.08.03.03	Others assets	156,000	114,000
1.02	Noncurrent Assets	24,724,000	22,169,000
1.02.01	Long-term Assets	3,635,000	3,158,000
1.02.01.04	Accounts Receivable	671,000	157,000
1.02.01.04.01	Trade receivables, net	43,000	1,000
1.02.01.04.02	Other accounts receivable	628,000	156,000
1.02.01.07	Deferred Taxes	274,000	285,000
1.02.01.09	Receivables from related parties	431,000	248,000
1.02.01.10	Other Noncurrent Assets	2,259,000	2,468,000
1.02.01.10.04	Recoverable Taxes	1,557,000	1,735,000
1.02.01.10.05	Restricted deposits for legal proceedings	611,000	639,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	2,000	2,000
1.02.01.10.07	Other Noncurrent Assets	89,000	92,000
1.02.02	Investments	10,277,000	7,750,000
1.02.02.01	Investments in Associates	10,277,000	7,750,000
1.02.02.01.02	Investments in Subsidiaries	10,277,000	7,750,000
1.02.03	Property and Equipment, Net	8,839,000	9,352,000
1.02.03.01	Property and Equipment in Use	5,049,000	5,774,000
1.02.03.02	Leased Properties	3,790,000	3,578,000
1.02.04	Intangible Assets, net	1,973,000	1,909,000
1.02.04.01	Intangible Assets	1,973,000	1,909,000
1.02.04.01.02	Intangible Assets	1,403,000	1,296,000
1.02.04.01.03	Intangible Right-of-use	570,000	613,000

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet – Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
2	Total Liabilities	33,150,000	29,660,000
2.01	Current Liabilities	8,137,000	9,218,000
2.01.01	Payroll and Related Taxes	480,000	392,000
2.01.02	Trade payables, net	3,762,000	5,022,000
2.01.03	Taxes and Contributions Payable	326,000	203,000
2.01.04	Borrowings and Financing	2,475,000	2,016,000
2.01.05	Other Liabilities	1,094,000	1,585,000
2.01.05.01	Payables to Related Parties	216,000	234,000
2.01.05.02	Other	878,000	1,351,000
2.01.05.02.01	Dividends and interest on own capital	1,000	156,000
2.01.05.02.07	Pass-through to Third Parties	13,000	10,000
2.01.05.02.08	Financing Related to Acquisition of Assets	42,000	127,000
2.01.05.02.09	Deferred Revenue	30,000	60,000
2.01.05.02.12	Other Accounts Payable	259,000	465,000
2.01.05.02.17	Lease Liability	533,000	533,000
2.02	Noncurrent Liabilities	11,922,000	9,502,000
2.02.01	Borrowings and Financing	5,020,000	3,356,000
2.02.02	Other Liabilities	5,940,000	5,182,000
2.02.02.02	Others	5,940,000	5,182,000
2.02.02.02.03	Taxes payable in installments	313,000	376,000
2.02.02.02.07	Other Accounts Payable	247,000	33,000
2.02.02.02.08	Provision for Losses on Investments in Associates	618,000	385,000
2.02.02.02.09	Lease Liability	4,762,000	4,388,000
2.02.04	Provisions	941,000	940,000
2.02.06	Deferred Revenue	21,000	24,000
2.03	Shareholders’ Equity	13,091,000	10,940,000
2.03.01	Share Capital	6,865,000	6,857,000
2.03.02	Capital Reserves	468,000	447,000
2.03.02.04	Stock Option	461,000	440,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,694,000	3,529,000
2.03.04.01	Legal Reserve	556,000	556,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	2,916,000	2,916,000
2.03.04.12	Transactions with non-controlling interests	84,000	-81,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	576,000	0
2.03.08	Other comprehensive income	1,488,000	107,000

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Individual Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date current period 01/01/2020 to 09/30/2020	Previous Quarter 07/01/2019 to 09/30/2019	Year to date previous period 01/01/2019 to 09/30/2019
3.01	Net operating revenue	6,437,000	19,963,000	6,258,000	18,883,000
3.02	Cost of sales	-4,721,000	-14,767,000	-4,691,000	-13,819,000
3.03	Gross Profit	1,716,000	5,196,000	1,567,000	5,064,000
3.04	Operating Income/Expenses	-1,051,000	-3,955,000	-1,226,000	-4,114,000
3.04.01	Selling Expenses	-1,048,000	-3,257,000	-1,090,000	-3,380,000
3.04.02	General and administrative expenses	-188,000	-528,000	-185,000	-550,000
3.04.05	Other Operating Expenses	-243,000	-810,000	-343,000	-912,000
3.04.05.01	Depreciation and Amortization	-262,000	-769,000	-238,000	-701,000
3.04.05.03	Other operating expenses, net	19,000	-41,000	-105,000	-211,000
3.04.06	Share of Profit of associates	428,000	640,000	392,000	728,000
3.05	Profit from operations before net financial expenses	665,000	1,241,000	341,000	950,000
3.06	Net Financial expenses	-257,000	-709,000	-238,000	-751,000
3.07	Income (loss) before income tax and social contribution	408,000	532,000	103,000	199,000
3.08	Income tax and social contribution	-69,000	-52,000	69,000	177,000
3.08.01	Current	-63,000	-42,000	52,000	207,000
3.08.02	Deferred	-6,000	-10,000	17,000	-30,000
3.09	Net Income from continued operations	339,000	480,000	172,000	376,000
3.10	Net Income (loss) from discontinued operations	47,000	101,000	-19,000	321,000
3.10.01	Net Income (loss) from Discontinued Operations	47,000	101,000	-19,000	321,000
3.11	Net Income for the period	386,000	581,000	153,000	697,000
3.99.01	Basic Earnings per Share
3.99.01.01	ON	1.40742	2.16900	0.57331	2.61174
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	1.40567	2.16631	0.57203	2.60691

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ITR – Interim Financial Information – September 30,2020 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date current period 01/01/2020 to 09/30/2020	Previous Quarter 07/01/2019 to 09/30/2019	Year to date previous period 01/01/2019 to 09/30/2019
4.01	Net income for the Period	386,000	581,000	153,000	697,000
4.02	Other Comprehensive Income	85,000	1,378,000	-48,000	-44,000
4.02.02	Foreign Currency Translation	69,000	1,368,000	-15,000	-10,000
4.02.04	Fair Value of Trade Receivables	-1,000	-1,000	1,000	-6,000
4.02.05	Cash Flow Hedge	16,000	10,000	-52,000	-52,000
4.02.06	Income Tax Related to Other Comprehensive Income	0	0	18,000	24,000
4.02.08	Other Comprehensive Income	1,000	1,000	0	0
4.03	Total Comprehensive Income for the Period	471,000	1,959,000	105,000	653,000

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Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 09/30/2020	Year to date previous period 01/01/2019 to 09/30/2019
6.01	Net Cash Operating Activities	-679,000	-1,370,000
6.01.01	Cash Provided by the Operations	964,000	932,000
6.01.01.01	Net Income for the Period	581,000	697,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	10,000	-25,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-177,000	49,000
6.01.01.04	Depreciation/Amortization	865,000	788,000
6.01.01.05	Interest and Inflation Adjustments	671,000	740,000
6.01.01.06	Adjustment to Present Value	-1,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	-640,000	-728,000
6.01.01.08	Provision for Risks	49,000	29,000
6.01.01.10	Share-based Payment	21,000	25,000
6.01.01.11	Allowance for Doubtful Accounts (Note 8.1)	32,000	13,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	8,000	-5,000
6.01.01.14	Other Operating Expenses	-232,000	39,000
6.01.01.15	Deferred Revenue	-41,000	-17,000
6.01.01.16	Loss or gain on lease liabilities	-182,000	-76,000
6.01.01.18	Gain in disposal of subsidiaries	0	-598,000
6.01.02	Changes in Assets and Liabilities	-1,643,000	-2,302,000
6.01.02.01	Accounts Receivable	-80,000	45,000
6.01.02.02	Inventories	-40,000	175,000
6.01.02.03	Recoverable Taxes	84,000	-95,000
6.01.02.04	Other Assets	-26,000	-86,000
6.01.02.05	Related Parties	-445,000	-196,000
6.01.02.06	Restricted Deposits for Legal Proceeding	24,000	-58,000
6.01.02.07	Trade Payables	-1,257,000	-2,063,000
6.01.02.08	Payroll and Related Taxes	89,000	25,000
6.01.02.09	Taxes and Social Contributions Payable	55,000	-32,000
6.01.02.10	Payments of provision for risk	-86,000	-69,000
6.01.02.11	Deferred Revenue	12,000	13,000
6.01.02.12	Other Payables	16,000	70,000
6.01.02.13	Income Tax and Social contribution,paid	0	-90,000
6.01.02.15	Received Dividends and Interest on own capital	11,000	59,000
6.02	Net Cash of Investing Activities	246,000	1,787,000
6.02.02	Acquisition of Property and Equipment (Note 15.2)	-541,000	-683,000
6.02.03	Increase in Intangible Assets (Note 16.2)	-68,000	-99,000
6.02.04	Sales of Property and Equipment	855,000	58,000
6.02.08	Cash received from subsidiary sale	0	2,511,000
6.03	Net Cash of Financing Activities	860,000	-2,000
6.03.01	Capital Increase	8,000	25,000
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	3,130,000	1,098,000
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-1,411,000	-225,000
6.03.05	Payment of Dividends and Interest on own Capital	-156,000	-229,000
6.03.07	Acquisition of companies	0	-19,000
6.03.09	Payment of lease liability	-711,000	-652,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	427,000	415,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,863,000	2,935,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,290,000	3,350,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 09/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000
5.04	Capital Transactions with Shareholders	8,000	21,000	165,000	-2,000	0	192,000
5.04.01	Capital Increases	8,000	0	0	0	0	8,000
5.04.03	Share based expenses	0	18,000	0	0	0	18,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000
5.04.11	Hyperinflationary economy effect	0	0	165,000	0	0	165,000
5.04.12	Others	0	0	0	-2,000	0	-2,000
5.05	Total Comprehensive Income	0	0	0	578,000	1,381,000	1,959,000
5.05.01	Net Income for the Period	0	0	0	581,000	0	581,000
5.05.02	Other Comprehensive Income	0	0	0	-3,000	1,381,000	1,378,000
5.05.02.04	Foreign currency translation	0	0	0	-3,000	1,371,000	1,368,000
5.05.02.06	Defined benefit plan	0	0	0	0	1,000	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	10,000	10,000
5.07	Closing Balance	6,865,000	468,000	3,694,000	576,000	1,488,000	13,091,000

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Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 09/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000
5.03	Adjusted opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000
5.04	Capital Transactions with Shareholders	25,000	25,000	-137,000	-42,000	18,000	-111,000
5.04.01	Capital Increases	25,000	0	0	0	0	25,000
5.04.03	Share based expenses	0	21,000	0	0	0	21,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	4,000	0	0	0	4,000
5.04.09	Desconsolidation Via Varejo	0	0	0	-5,000	18,000	13,000
5.05	Total Comprehensive Income	0	0	0	697,000	-44,000	653,000
5.05.01	Net Income for the Period	0	0	0	697,000	0	697,000
5.05.02	Other Comprehensive Income	0	0	0	0	-44,000	-44,000
5.05.02.04	Foreign currency translation	0	0	0	0	-10,000	-10,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-6,000	-6,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-52,000	-52,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	24,000	24,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-4,000	0	0	-4,000
5.06.05	Transactions with Non-controlling Interests	0	0	-4,000	0	0	-4,000
5.07	Closing Balance	6,850,000	438,000	2,921,000	655,000	-92,000	10,772,000

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Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year to date current period 01/01/2020 to 09/30/2020	Year to date previous period 01/01/2019 to 09/30/2019
7.01	Revenues	22,857,000	20,556,000
7.01.01	Sales of Goods, Products and Services	21,874,000	20,490,000
7.01.02	Other Revenues	979,000	79,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	4,000	-13,000
7.02	Products Acquired from Third Parties	-17,370,000	-16,185,000
7.02.01	Costs of Products, Goods and Services Sold	-14,334,000	-13,827,000
7.02.02	Materials, Energy, Outsourced Services and Other	-3,036,000	-2,358,000
7.03	Gross Value Added	5,487,000	4,371,000
7.04	Retention	-865,000	-788,000
7.04.01	Depreciation and Amortization	-865,000	-788,000
7.05	Net Value Added Produced	4,622,000	3,583,000
7.06	Value Added Received in Transfer	906,000	1,170,000
7.06.01	Share of Profit of Subsidiaries and Associates	640,000	728,000
7.06.02	Financial Revenue	165,000	121,000
7.06.03	Other	101,000	321,000
7.07	Total Value Added to Distribute	5,528,000	4,753,000
7.08	Distribution of Value Added	5,528,000	4,753,000
7.08.01	Personnel	2,441,000	2,324,000
7.08.01.01	Direct Compensation	1,401,000	1,454,000
7.08.01.02	Benefits	478,000	446,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	156,000	141,000
7.08.01.04	Other	406,000	283,000
7.08.02	Taxes, Fees and Contributions	1,608,000	820,000
7.08.02.01	Federal	869,000	318,000
7.08.02.02	State	570,000	313,000
7.08.02.03	Municipal	169,000	189,000
7.08.03	Value Distributed to Providers of Capital	898,000	912,000
7.08.03.01	Interest	859,000	892,000
7.08.03.02	Rentals	39,000	20,000
7.08.04	Value Distributed to Shareholders	581,000	697,000
7.08.04.01	Interest on shareholders' equity	0	174,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	581,000	523,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
1	Total Assets	63,240,000	58,475,000
1.01	Current Assets	20,819,000	19,968,000
1.01.01	Cash and Cash Equivalents	7,283,000	7,954,000
1.01.03	Accounts Receivable	1,082,000	1,108,000
1.01.03.01	Trade Receivables	717,000	727,000
1.01.03.02	Other Receivables	365,000	381,000
1.01.04	Inventories	9,870,000	8,631,000
1.01.06	Recoverable Taxes	1,791,000	1,692,000
1.01.08	Other Current Assets	793,000	583,000
1.01.08.01	Assets Held for Sale	110,000	223,000
1.01.08.03	Other	683,000	360,000
1.01.08.03.01	Financial Instruments - Derivatives	323,000	73,000
1.01.08.03.03	Others assets	360,000	287,000
1.02	Noncurrent Assets	42,421,000	38,507,000
1.02.01	Long-term Assets	4,653,000	4,321,000
1.02.01.04	Accounts Receivable	726,000	193,000
1.02.01.04.01	Trade receivables, net	48,000	1,000
1.02.01.04.02	Other accounts receivable	678,000	192,000
1.02.01.07	Deferred Taxes	339,000	337,000
1.02.01.09	Receivables from related parties	109,000	104,000
1.02.01.10	Other Noncurrent Assets	3,389,000	3,687,000
1.02.01.10.04	Recoverable Taxes	2,442,000	2,702,000
1.02.01.10.05	Restricted deposits for legal proceedings	760,000	795,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	14,000	13,000
1.02.01.10.07	Other Noncurrent Assets	173,000	177,000
1.02.02	Investments	4,440,000	3,660,000
1.02.02.01	Investments in Associates	816,000	609,000
1.02.02.02	Investment properties	3,624,000	3,051,000
1.02.03	Property and Equipment, Net	26,438,000	24,290,000
1.02.03.01	Property and Equipment in Use	18,195,000	17,219,000
1.02.03.02	Leased Properties	8,243,000	7,071,000
1.02.04	Intangible Assets, net	6,980,000	6,236,000
1.02.04.01	Intangible Assets	6,980,000	6,236,000
1.02.04.01.02	Intangible Assets	6,192,000	5,400,000
1.02.04.01.03	Intangible Right-of-use	788,000	836,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
2	Total Liabilities	63,240,000	58,475,000
2.01	Current Liabilities	22,951,000	23,135,000
2.01.01	Payroll and Related Taxes	1,290,000	980,000
2.01.02	Trade payables, net	11,971,000	14,887,000
2.01.03	Taxes and Contributions Payable	797,000	531,000
2.01.04	Borrowings and Financing	6.177,000	3,488,000
2.01.05	Other Liabilities	2.716,000	3,249,000
2.01.05.01	Payables to Related Parties	194,000	215,000
2.01.05.02	Other	2.522,000	3,034,000
2.01.05.02.01	Dividends and interest on own capital	14,000	168,000
2.01.05.02.07	Pass-through to Third Parties	34,000	164,000
2.01.05.02.08	Financing Related to Acquisition of Assets	128,000	231,000
2.01.05.02.09	Deferred Revenue	268,000	365,000
2.01.05.02.11	Other Payables	581,000	466,000
2.01.05.02.12	Other Accounts Payable	466,000	703,000
2.01.05.02.17	Lease liability	1,031,000	937,000
2.02	Noncurrent Liabilities	24,047,000	21,792,000
2.02.01	Borrowings and Financing	11,217,000	10,706,000
2.02.02	Other Liabilities	10,441,000	8,560,000
2.02.02.02	Others	10,441,000	8,560,000
2.02.02.02.03	Taxes payable in installments	314,000	376,000
2.02.02.02.07	Other Accounts Payable	288,000	68,000
2.02.02.02.08	Provision for Losses on Investments in Associates	618,000	386,000
2.02.02.02.09	Lease Liability	9,221,000	7,730,000
2.02.03	Deferred taxes	1,037,000	1,195,000
2.02.04	Provisions	1,330,000	1,305,000
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,330,000	1,305,000
2.02.06	Deferred Revenue	22,000	26,000
2.03	Shareholders’ Equity	16,242,000	13,548,000
2.03.01	Share Capital	6,865,000	6,857,000
2.03.02	Capital Reserves	468,000	447,000
2.03.02.04	Stock Option	461,000	440,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,694,000	3,529,000
2.03.04.01	Legal Reserve	556,000	556,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	2,916,000	2,916,000
2.03.04.12	Transactions with non-controlling interests	84,000	-81,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	576,000	0
2.03.08	Other comprehensive income	1,488,000	107,000
2.03.09	Non-Controlling interests	3,151,000	2,608,000

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Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)
Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date current period 01/01/2020 to 09/30/2020	Previous Quarter 07/01/2019 to 09/30/2019	Year to date previous period 01/01/2019 to 09/30/2019
3.01	Net operating revenue	21,289,000	61,737,000	13,524,000	39,314,000
3.02	Cost of sales	-16,678,000	-48,466,000	-10,642,000	-30,814,000
3.03	Gross Profit	4,611,000	13,271,000	2,882,000	8,500,000
3.04	Operating Income/Expenses	-3,638,000	-11,081,000	-2,427,000	-7,167,000
3.04.01	Selling Expenses	-2,604,000	-7,589,000	-1,705,000	-5,116,000
3.04.02	General and administrative expenses	-517,000	-1,526,000	-279,000	-803,000
3.04.05	Other Operating Expenses	-608,000	-2,021,000	-461,000	-1,239,000
3.04.05.01	Depreciation and Amortization	-575,000	-1,680,000	-341,000	-997,000
3.04.05.03	Other operating expenses, net	-33,000	-341,000	-120,000	-242,000
3.04.06	Share of Profit of associates	91,000	55,000	18,000	-9,000
3.05	Profit from operations before net financial expenses	973,000	2,190,000	455,000	1,333,000
3.06	Net Financial expenses	-487,000	-1,386,000	-164,000	-765,000
3.07	Income (loss) before income tax and social contribution	486,000	804,000	291,000	568,000
3.08	Income tax and social contribution	-106,000	-212,000	-119,000	-196,000
3.08.01	Current	-253,000	-543,000	-34,000	-112,000
3.08.02	Deferred	147,000	331,000	-85,000	-84,000
3.09	Net Income from continued operations	380,000	592,000	172,000	372,000
3.10	Net Income (loss) from discontinued operations	47,000	101,000	-19,000	357,000
3.10.01	Net Income (loss) from Discontinued Operations	47,000	101,000	-19,000	357,000
3.11	Net Income for the period	427,000	693,000	153,000	729,000
3.11.01	Attributable to Controlling Shareholders - continued operations	386,000	581,000	153,000	697,000
3.11.02	Attributable to Non-controlling Shareholders	41,000	112,000	0	32,000
3.99.01	Basic Earnings per Share
3.99.01.01	ON	1.40742	2.16900	0.57331	2.61174
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	1.40567	2.16631	0.57203	2.60691

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date current period 01/01/2020 to 09/30/2020	Previous Quarter 07/01/2019 to 09/30/2019	Year to date previous period 01/01/2019 to 09/30/2019
4.01	Net income for the Period	427,000	693,000	153,000	729,000
4.02	Other Comprehensive Income	97,000	1,870,000	-48,000	-44,000
4.02.02	Foreign Currency Translation	81,000	1,859,000	-15,000	-10,000
4.02.04	Fair Value of Trade Receivables	-1,000	-1,000	1,000	-16,000
4.02.05	Cash Flow Hedge	16,000	11,000	-52,000	-52,000
4.02.06	Income Tax Related to Other Comprehensive Income	0	0	18,000	34,000
4.02.08	Other Comprehensive Income	1,000	1,000	0	0
4.03	Total Comprehensive Income for the Period	524,000	2,563,000	105,000	685,000
4.03.01	Attributable to Controlling Shareholders	471,000	1,959,000	105,000	653,000
4.03.02	Attributable to Non-Controlling Shareholders	53,000	604,000	0	32,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)

Code	Description	Year to date current period 01/01/2020 to 09/30/2020	Year to date previous period 01/01/2019 to 09/30/2019
6.01	Net Cash Operating Activities	-1,250,000	-3,718,000
6.01.01	Cash Provided by the Operations	2,837,000	2,832,000
6.01.01.01	Net Income for the Period	693,000	729,000
6.01.01.02	Deferred Income Tax and Social Contribution (Note 20)	-331,000	148,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	-8,000	102,000
6.01.01.04	Depreciation/Amortization	1,892,000	1,100,000
6.01.01.05	Interest and Inflation Adjustments	1,312,000	1,238,000
6.01.01.06	Adjustment to Present Value	-1,000	1,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (Note 12)	-55,000	-7,000
6.01.01.08	Provision for Risks	74,000	187,000
6.01.01.10	Share-based Payment	21,000	29,000
6.01.01.11	Allowance for Doubtful Accounts (Note 7.1)	71,000	261,000
6.01.01.13	Allowance for obsolescence and damages (Note 9.1)	1,000	-11,000
6.01.01.14	Other Operating Expenses	-232,000	18,000
6.01.01.15	Deferred Revenue	-284,000	-265,000
6.01.01.16	Loss or gain on lease liabilities	-316,000	-100,000
6.01.01.18	Gain in disposal of subsidiaries	0	-598,000
6.01.02	Changes in Assets and Liabilities	-4,087,000	-6,550,000
6.01.02.01	Accounts Receivable	-119,000	-39,000
6.01.02.02	Inventories	-747,000	-377,000
6.01.02.03	Recoverable Taxes	263,000	-299,000
6.01.02.04	Other Assets	-62,000	-268,000
6.01.02.05	Related Parties	-15,000	-93,000
6.01.02.06	Restricted Deposits for Legal Proceeding	32,000	-38,000
6.01.02.07	Trade Payables	-3,725,000	-4,768,000
6.01.02.08	Payroll and Related Taxes	249,000	-52,000
6.01.02.09	Taxes and Social Contributions Payable	151,000	50,000
6.01.02.10	Payments of provision for risk	-116,000	-396,000
6.01.02.11	Deferred Revenue	160,000	15,000
6.01.02.12	Other Payables	-172,000	-118,000
6.01.02.13	Income Tax and Social contribution,paid	-1,000	-179,000
6.01.02.15	Received Dividends and Interest on own capital	15,000	12,000
6.02	Net Cash of Investing Activities	-488,000	463,000
6.02.01	Capital Increase/Decrease on Subsidiaries	-31,000	0
6.02.02	Acquisition of Property and Equipment (Note 15.2)	-1,709,000	-1,681,000
6.02.03	Increase in Intangible Assets (Note 16.2)	-142,000	-241,000
6.02.04	Sales of Property and Equipment	1,406,000	59,000
6.02.08	Cash received from subsidiary sale	0	2,326,000
6.02.09	Net cash from discontinueted subsidiaries	-12,000	0
6.03	Net Cash of Financing Activities	639,000	7,831,000
6.03.01	Capital Increase	8,000	25,000
6.03.02	Proceeds from Borrowings and Financing (Note 17.2)	5,912,000	11,957,000
6.03.03	Payments of Borrowings and Financing (Note 17.2)	-3,732,000	-2,701,000
6.03.05	Payment of Dividends and Interest on own Capital	-294,000	-229,000
6.03.06	Transactions with Non-controlling Interest	3,000	0
6.03.07	Acquisition of companies	0	-19,000
6.03.08	Transactions with Non-controlling Interest	2,000	0
6.03.09	Payment of lease liability	-1,260,000	-1,202,000
6.04	Exchange rate changes in cash and cash equivalents	428,000	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	-671,000	4,576,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	7,954,000	8,080,000
6.05.02	Cash and Cash Equivalents at the End of the Period	7,283,000	12,656,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2020 to 09/30/2020

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,571,000	13,511,000
5.02	Prior year adjustments	0	0	0	0	0	0	37,000	37,000
5.03	Adjusted opening balance	6,857,000	447,000	3,529,000	0	107,000	10,940,000	2,608,000	13,548,000
5.04	Capital Transactions with Shareholders	8,000	21,000	165,000	-2,000	0	192,000	-69,000	123,000
5.04.01	Capital Increases	8,000	0	0	0	0	8,000	0	8,000
5.04.03	Share based expenses	0	18,000	0	0	0	18,000	0	18,000
5.04.06	Dividends	0	0	0	0	0	0	-78,000	-78,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000	0	3,000
5.04.11	Hyperinflationary economy effect	0	0	165,000	0	0	165,000	10,000	175,000
5.04.12	Others	0	0	0	-2,000	0	-2,000	-1,000	-3,000
5.05	Total Comprehensive Income	0	0	0	578,000	1,381,000	1,959,000	604,000	2,563,000
5.05.01	Net Income for the Period	0	0	0	581,000	0	581,000	112,000	693,000
5.05.02	Other Comprehensive Income	0	0	0	-3,000	1,381,000	1,378,000	492,000	1,870,000
5.05.02.04	Foreign currency translation	0	0	0	-3,000	1,371,000	1,368,000	491,000	1,859,000
5.05.02.06	Defined benefit plan	0	0	0	0	1,000	1,000	0	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-1,000	-1,000	0	-1,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	10,000	10,000	1,000	11,000
5.06	Internal Changes of Shareholders’ Equity	0	0	0	0	0	0	8,000	8,000
5.06.05	Transactions with Non-controlling Interests	0	0	0	0	0	0	8,000	8,000
5.07	Closing Balance	6,865,000	468,000	3,694,000	576,000	1,488,000	13,091,000	3,151,000	16,242,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 09/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000	2,925,000	13,159,000
5.03	Adjusted opening balance	6,825,000	413,000	3,062,000	0	-66,000	10,234,000	2,925,000	13,159,000
5.04	Capital Transactions with Shareholders	25,000	25,000	-137,000	-42,000	18,000	-111,000	-3,284,000	-3.395.000
5.04.01	Capital Increases	25,000	0	0	0	0	25,000	0	25.000
5.04.03	Share based expenses	0	21,000	0	0	0	21,000	0	21,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	4,000	0	0	0	4,000	4,000	8,000
5.04.09	Desconsolidation Via Varejo	0	0	0	-5,000	18,000	13,000	-3,288,000	-3,275,000
5.05	Total Comprehensive Income	0	0	0	697,000	-44,000	653,000	32,000	685,000
5.05.01	Net Income for the Period	0	0	0	697,000	0	697,000	32,000	729,000
5.05.02	Other Comprehensive Income	0	0	0	0	-44,000	-44,000	0	-44,000
5.05.02.04	Foreign currency translation	0	0	0	0	-10,000	-10,000	0	-10,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-6,000	-6,000	-10,000	-16,000
5.05.02.08	Cash Flow Hedge	0	0	0	0	-52,000	-52,000	0	-52,000
5.05.02.09	Income taxes related to other comprehensive income	0	0	0	0	24,000	24,000	10,000	34,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-4,000	0	0	-4,000	327,000	323,000
5.06.05	Transactions with Non-controlling Interests	0	0	-4,000	0	0	-4,000	327,000	323,000
5.07	Closing Balance	6,850,000	438,000	2,921,000	655,000	-92,000	10,772,000	0	10,772,000

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Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)		1000
Code	Description	Year to date current period 01/01/2020 to 09/30/2020	Year to date previous period 01/01/2019 to 09/30/2019
7.01	Revenues	69,430,000	42,691,000
7.01.01	Sales of Goods, Products and Services	68,012,000	42,617,000
7.01.02	Other Revenues	1,433,000	87,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-15,000	-13,000
7.02	Products Acquired from Third Parties	-55,910,006	-34,321,000
7.02.01	Costs of Products, Goods and Services Sold	-49,551,000	-30,959,000
7.02.02	Materials, Energy, Outsourced Services and Other	-6,359,006	-3,362,000
7.03	Gross Value Added	13,519,994	8,370,000
7.04	Retention	-1,892,000	-1,100,000
7.04.01	Depreciation and Amortization	-1,892,000	-1,100,000
7.05	Net Value Added Produced	11,627,994	7,270,000
7.06	Value Added Received in Transfer	595,000	693,000
7.06.01	Share of Profit of Subsidiaries and Associates	55,000	-9,000
7.06.02	Financial Revenue	439,000	345,000
7.06.03	Other	101,000	357,000
7.07	Total Value Added to Distribute	12,222,994	7,963,000
7.08	Distribution of Value Added	12,222,994	7,963,000
7.08.01	Personnel	5,487,000	3,387,000
7.08.01.01	Direct Compensation	3,741,000	2,173,000
7.08.01.02	Benefits	968,000	709,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	233,000	205,000
7.08.01.04	Other	545,000	300,000
7.08.01.04.01	Profit (cost) sharing	545,000	300,000
7.08.02	Taxes, Fees and Contributions	4,180,994	2,690,000
7.08.02.01	Federal	1,029,994	1,057,000
7.08.02.02	State	2,840,000	1,402,000
7.08.02.03	Municipal	311,000	231,000
7.08.03	Value Distributed to Providers of Capital	1,862,000	1,157,000
7.08.03.01	Interest	1,811,000	1,125,000
7.08.03.02	Rentals	51,000	32,000
7.08.04	Value Distributed to Shareholders	693,000	729,000
7.08.04.01	Interest on shareholders' equity	0	174,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	581,000	523,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	112,000	32,000

21

GPA - 3Q20 Results

Highlights

✔      Strong gross sales growth of 61.0% (21.0% pro forma)

✔      Assaí exceeded R$10 billion in revenue, up 33.4%, with high EBITDA margin of 7.8%

✔      Food e-commerce sales increased 240%, even with a strong base in the previous year, accounting for 12.4% of Pão de Açúcar sales

✔      Yet another quarter with Multivarejo recording EBITDA margin growth, reaching 8.1%

✔      Consolidated net income more than doubled in relation to 3Q19

Operating and Financial Performance

Consolidated gross sales of R$ 23.5 billion, reflecting the strong growth in both Brazilian and international operations.

▪              GPA Food Brazil: R$ 17.5 billion, significant growth of 20.0%, with 14.8% on same-store basis excluding gas stations and drugstores:

✔      Assaí: strong revenue of R$10.1 billion, up R$2.5 billion from the previous year. On a same-store basis, growth was 18.1%, the highest evolution since the end of 2016. This growth was driven by the outstanding contribution from the 42 stores opened in the last 24 months, the gradual resumption of food service and the continued growth in the participation of individual customers.

✔      Multivarejo: R$7.4 billion, growth of 10.4% on a same-store basis excluding gas stations and drugstores. Noteworthy growth of 11% in the food category and 11% in the non-food category (home appliances, home products and textiles). Additionally, online sales continued to grow significantly, up 240% vs. 3Q19 and already correspond to 6% and 12.4% of total Multivarejo and Pão de Açúcar sales, respectively.

▪              Grupo Éxito: R$ 6.0 billion, up 23.7% in pro forma total sales and 2.3% on a same-store basis excluding gas stations and in constant currency. Notable performance by Éxito Wow (+8% in total sales) and Carulla FreshMarket (+24% in total sales) and the development of the omnichannel strategy across all regions, which was accelerated by the scenario of higher restrictions on the circulation of people during the pandemic. The quarter registered record sales through the omnichannel platform, which totaled approximately R$1.5 billion in 9M20 and already represent 18.1% of total sales in Colombia.

Consolidated Adjusted EBITDA of R$ 1.7 billion, up 29.7% pro forma, with margin of 7.8% (+80 bps). Profitability increased across all businesses.

▪              GPA Food Brazil: R$ 1.3 billion (+28.1%), with strong Adjusted EBITDA margin of 7.9%, up 60 bps from 3Q19:

✔      Assaí: R$ 718 million, strong increase of 48%. Margin expanded 80 bps, reaching an impressive 7.8%.

✔      Multivarejo: R$ 546 million and margin of 8.1%, an increase of 50 bps, being the third consecutive quarter of profitability growth.

▪              Grupo Éxito: R$436 million, with margin of 8.2%, up 60 bps, mainly driven by the outstanding retail performance boosted by innovation and omnichannel strategy, and the contribution of the Tuya financial operation.

Net income attributable to controlling shareholders amounted to R$386 million, up 2.5 times from the same period last year, with net margin of 1.8%, reflecting the operational improvement in Brazil and the consolidation of international operations.

Leverage

▪         Net debt/EBITDA ratio stood at 2.1x, in line with 2Q20 (2.2x).

▪         Solid financial position, with cash balance of R$7.3 billion, corresponding to 124% of short-term debt (12 months), which demonstrates an adequate level of liquidity in relation to the Company’s future obligations.

Capex	▪ Gross investments of consolidated GPA totaled R$ 640 million, with the opening of 7 new Assaí stores in the quarter (5 organic and 2 Hiper conversions), 1 Mini Extra and 1 gas station, plus 8 Extra Super stores converted to the Mercado Extra format. In Colombia, the strategy of expanding innovative formats continues, with 2 stores converted into the Surtimayorista banner and 2 stores into the Éxito Wow format.
22

Spin-off Study

▪         On September 9, the Board of Directors of GPA authorized studies to segregate its Cash & Carry operation (Assaí) through the partial spin-off of the Company and its subsidiary Sendas. Key pillars: (i) increased strategic focus to bring greater agility to each segment; (ii) eliminating corporate inefficiencies for operationally distinct businesses; (iii) more efficient capital allocation, prioritizing investments by business and with greater access to capital markets; and (iv) creating value for shareholders through better assessment of business units.

▪         All the work fronts are in progress according to the schedule expected by the Company.

"We wrap up the third quarter with very positive performance by our Brazilian and our international operations. Our net income attributable to controlling shareholders was 2.5 times higher than in the same period last year, we registered consecutive growth in Multivarejo's profitability, resuming our growth trajectory through significant advances in our omnichannel strategy, and witnessed the Assaí banner posting record quarterly sales growth, following a positive and consistent trajectory and a successful expansion plan. At the Grupo Éxito, we posted record sales in the omnichannel platform, driven by growth and penetration at surprising rates. We expect a fourth quarter with important seasonal dates and have streamlined our strategic plan by adjusting our portfolio, expanding profitable businesses and strengthening our digital ecosystem to ensure greater purchase recurrence, frequency and engagement from consumers."

Peter Estermann, Chief Executive Officer of GPA

23

São Paulo, October 28, 2020 – GPA [B3: PCAR3; NYSE: CBD] announces its results for the 3rd quarter of 2020. All comparisons are with the same period in 2019, except where stated otherwise. In addition, starting from 2019, the results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted to present value for virtually all lease agreements of our stores.

3Q20 RESULTS

Consolidated GPA:

3Q20

(1) Same-store performance does not include revenue from gas stations and drugstores

(2) Other: Includes the operations of more recent initiatives such as James Delivery, Cheftime and Stix Fidelidade.

(3) Pro forma variation includes the results of Grupo Éxito in 3Q19 as if they were part of the group in the past, which is presented only for comparison purposes.

(4) Includes increases in constant exchange rate for international operations.

(1) GPA Brazil results do not include others (Stix Fidelidade, James Delivery and Cheftime); (2) Operating income before interest, tax, depreciation and amortization; (3) Adjusted for Other Operating Income and Expenses. Note: Tax credits were not materially different from previous quarters.

In 3Q19, in compliance with CVM resolution, there was a reclassification concerning the application of IFRS 16. Hence, figures presented here differ from those published previously, resulting in a reclassification of R$8 million in EBITDA of GPA Food and Consolidated.

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I. OPERATING PERFORMANCE BY BUSINESS

Assaí:

3Q20

(1)There was no calendar effect in the quarter.

Gross sales came to R$10.1 billion, up 33.4%, adding R$2.5 billion, the banner's all-time record quarterly growth. Same-store sales posted strong growth of 18.1%, demonstrating the wide acceptance of the model and its rapid capacity to adapt to diverse market scenarios.

The quarter's performance was driven by the outstanding contribution from the stores opened in the last 24 months, the gradual resumption of food service, the continued growth in the participation of individual customers and inflation in the commodities categories. Successful commercial actions were rolled out, such as “Two-Week Merchant Festival,” “It’s time to resume good deals,” “Father’s Day” and the “46th anniversary of the banner.” As a result, average ticket grow well above inflation.

In line with the strategy to expand the banner’s nationwide presence, 7 new stores were opened in 5 different states (5 organic openings and 2 conversions from Extra Hiper). In addition, 8 stores are under construction and 3 Extra Hiper stores are being converted.

The Passaí card, an important loyalty-building instrument among individual customers, already has over 1.2 million plastics issued, and purchases made using it presented a 40% higher ticket on average. Moreover, the Passaí credit and debit POS machines, focused on business clients and available at all Assaí stores, continue to enjoy wide acceptance among clients.

Gross profit amounted to R$1.5 billion (+32.9%). Gross margin reached 16.6%, despite the numerous stores under maturation, which shows that the format remains presenting adequate commercial competitiveness.

Selling, general and administrative expenses corresponded to 8.9% of net sales, important dilution of 80 bps from 3Q19, thanks to the robust sales growth in the quarter.

Adjusted EBITDA totaled R$718 million, a strong growth of 47.9% (higher than the gross revenue growth of 145 bps), with an impressive margin of 7.8%, representing a sharp increase of 80 bps, which demonstrates the success of the format and its value proposition.

25

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses

Note: In 3Q19, in compliance with CVM resolution, there was a reclassification concerning the application of IFRS 16. Hence, the figures presented here differ from those published previously, resulting in a reclassification of R$8 million in EBITDA.

The strategy of strong expansion of Assaí stores continues to prove successful, and we maintain the plan to open more than 25 new stores per year in the coming years, serving new regions and consolidating more and more this format in Brazil.

Moreover, it must be noted that the banner’s results have been driven by the high productivity of the stores opened in recent years – both organic and conversions - which have helped profitability growth, as the image shows, making us very confident of the strategy adopted.

Evolution of monthly sales per square meter and EBITDA margin

26

Multivarejo:

3Q20

(1)There was no calendar effect in the quarter.

(2) Includes e-commerce sales with deliveries straight from the DC and revenues from lease of commercial centers.

Total sales excluding gas stations and drugstores (which performed better than in 2Q20 but still present a negative impact) came to 10.4%, due to the strong performance by the portfolio of renovated stores and the rapid growth of food e-commerce (+240%). There was an 11% growth in both the food and non-food (home appliances, home products and textiles) categories.

Highlights per banner:

●	Hiper: significant growth of 7.4% in same-store sales, marked by the consistent value proposition of the non-food segment, which maintained double-digit growth even after the reopening of establishments selling non-essential items.

We advanced in the process of store renovation and in consolidating the value proposition and appeal of the format through initiatives such as: i) more competitive prices in categories that increase customer traffic at stores; ii) further improving customer service, especially in perishable goods; iii) review of non-food portfolio; and iv) simplifying the assortment per store in order to better meet customer demand.

●	Pão de Açúcar: same-store sales of 3.6%, with the G7 model stores growing by noteworthy 7.0% in the period. There was significant sales growth in regions distant from major cities, such as coastal towns and towns in the countryside during the quarantine period. Some stores located in large cities registered lower customer traffic, while stores in these towns posted same-store growth of more than 30%, proving this migration movement of consumers. The 156 stores with e-commerce express operations registered growth of 170% in this delivery format.

●	Mercado Extra: significant increase in same-store revenue (+17.6%) during one more quarter, reflecting the rapid maturation of stores converted to this format and the successful commercial campaigns during the period, showing the strength of the value proposition of this format to the target public. In 3Q20, 8 stores were converted from Extra Super to Mercado Extra and 30 more stores should be converted during 4Q20, practically concluding the conversion process planned by the Company.

●	Compre Bem: The 28 converted stores continue to mature rapidly, with strong growth in same-store sales (+35.5%), even with the strong comparison base. The number of new customers increased significantly during the quarter, proving the strong acceptance of this model in response to consumer needs.

27

In line with the portfolio optimization strategy, we plan to conclude the conversion of Extra Super stores to the Mercado Extra and Compre Bem formats by 1Q21, which will drive revenue growth and profitability of the format.

●	Proximity: significant same-store growth of 36.5%, with 3Q20 being the ninth consecutive quarter of double-digit growth. The Minuto Pão de Açúcar and Mini Extra formats continued to deliver healthy performance, positively impacted by the strong growth of neighborhood stores, which account for a greater share of sales in the formats and offset the sharp decline in traffic at street and office stores. Outstanding performance of convenience stores opened in 2019 (10 stores), which already outperform profitability and sales results posted by mature Minuto stores, which showcases the successful expansion of the format. The “Aliados” program continues to add new customers to its base, contributing to the format.

Private-Label Brands registered penetration of 20.2% in the food category, thanks to an optimum value proposition, which contributed to a positive price-quality perception among consumers.

Gross profit amounted to R$1.8 billion, with margin of 26.2% in 3Q20, the third consecutive quarter of improvement in gross margin, thanks to the successful promotional campaigns and better management of shrinkage level.

Selling, general and administrative expenses corresponded to 19.1% of net sales revenue in the quarter, important dilution of 60 bps from 3Q19, mainly due to the constant control of expenses and improvement of operational productivity at stores and distribution centers. Administrative expenses presented a reduction mainly in marketing and corporate expenses.

As a result of the above factors, Adjusted EBITDA came to R$546 million, growing 8.9% in relation to 3Q19. Adjusted EBITDA margin reached 8.1%, up 50 bps vs. 3Q19, presenting a sequentially increase in relation to the previous quarters, as shown in the chart below.

(1)	Multivarejo results do not include the result of Other (Stix Fidelidade, Cheftime and James Delivery). (2) Earnings before interest, tax,

depreciation and amortization. (3). Adjusted by Other Operating Income and Expenses.

Note: In 3Q19, in compliance with CVM resolution, there was a reclassification concerning the application of IFRS 16. Hence, the figures presented here differ from those published previously, resulting in a reclassification of R$1 million in EBITDA.

28

Sequential improvement in EBITDA margin

Digital Ecosystem

The digital ecosystem continues to be one of the biggest growth levers of Multivarejo, supported by 3 integrated recurrent drivers: food e-commerce, customer relations and multichannel convenience.

Food e-commerce:

Our food e-commerce offers unique and complementary options that provide consumers with a complete shopping journey. Our online food sales already account for 6% of total Multivarejo sales and 12.4% of Pão de Açúcar sales, and customers may choose from among various delivery methods, such as: a) traditional delivery in up to 1 day, b) express delivery in the same day, c) delivery in up to 2 hours via James Delivery and d) click & collect.

Food e-commerce sales grew 240% from the same period last year, even with a strong prior year comparison, driven by the significant increase in new customers (+202%) and higher average ticket in all delivery channels (+10.4% vs. 3Q19 ex-James). The Express delivery channel expanded from 113 stores in 3Q19 to 295 stores in 3Q20, while James Delivery grew from 31 stores in 3Q19 to 347 stores in 3Q20. James Delivery registered GMV growth of 577% in the quarter, while the number of orders increased 358% from the same period last year.

Also noteworthy was the successful strategy in the online wine category, which grew more than 5 times from 3Q19 and reached the impressive milestone of more than 1.2 million bottles sold in the period. This was due to the combination of a consistent commercial strategy, innovative actions in the online market, the group's logistics capacity and broad reach.

Customer relations:

We have a comprehensive relationship platform consisting of loyalty programs and apps designed to provide an increasingly personalized buying experience, bringing greater engagement, better experience and more recurring purchases by our customers. Moreover, in October this year we changed the loyalty program "My Rewards" and embedded it into the STIX platform - transforming the traditional stamp dynamics into purchase missions that lead to accumulating points and earning benefits for millions of loyal consumers. With STIX, we started to have a new, fully integrated rewards program with a strong value proposition for the consumer. This program, launched in partnership with Raia Drogasil, was born with a solid base of over 60 million loyal customers.

29

The loyalty apps of Extra and Pão de Açúcar have already registered more than 14 million active downloads (+40% vs. 3Q19) and account for about 30% of Multivarejo's sales and 40% of online sales. This large database enables us to identify 70% of Multivarejo’s total sales (90% at Pão de Açúcar and 62% at Extra).

Multichannel Convenience:

We continue to develop new multichannel convenience solutions, with options that complement other growth drivers of the digital platform, such as Cheftime - which offers gastronomic kits and ready and semi-ready-to-eat meals. Currently, Cheftime's gastronomic solutions are available in 284 stores of the Group, growing 56% vs. 2Q20, while the number of meals sold more than doubled during the period.

We are developing the GPA Marketplace, which should be launched in November and will have strong and diversified partners. We have already signed agreements with the brand leaders in the categories that will be prioritized (household items such as furniture, decor, towels and linens and domestic utensils, toys, children's line, cosmetics and personal care, automotive such as tires, pet shop, sports and leisure, food supplements, food and beverages).

Sales through online platforms have the potential to reach R$1 billion[1] in 2020 (almost three times the sales in 2019), mainly driven by the increase in operational capacity and the gain in food e-commerce market share- which was more than 71% in 3Q20 according to EBIT Nielsen (self-service food channel), proving the immense business potential.

[1] It is a mere estimate and should not be understood or treated as guidance.

30

Grupo Éxito:

3Q20

GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019. Hence, the results of Grupo Éxito are included in the GPA Consolidated results only in 3Q20, and changes in relation to 3Q19 are presented merely for comparison purposes.

(1) To reflect the calendar effect, the following reductions were made in 3Q20: 0 bps in Grupo Éxito, 0 bps in Colombia, 20 bps in Uruguay and 60 bps in Argentina.

(2) Includes the formats Surtimayorista, VIVA, Aliados and Other Businesses. (3) Same store presented in growth in constant currency.

Gross revenue reached R$ 6.0 billion, growing 23.7% in the quarter (+0.7% in constant currency). The omnichannel strategy evolved to all the countries where it operates demonstrating its capacity to quickly adapt to the pandemic scenario. Moreover, there was a gradual resumption of the non-food segment, which, just like the malls segment, had been affected by restrictions on circulation in major Colombian cities.

Same-store sales, excluding gas stations, grew 2.3%, affected by the restrictions on mobility in Colombia, which involved reduced business hours at stores, purchases limited to once a week in July and August and four times a week since September, dry law enforcement on some weekends and curfew in the main Colombian cities.

Following are the highlights by country:

●	Colombia: same-store sales in Colombia declined slightly from the same period last year, due to the stringent restrictions imposed by the government during most of 3Q20. Nevertheless, the innovative formats delivered a very positive performance, driven by the quality of fresh products and service excellence at stores, as well as the excellent performance of the omnichannel strategy, which witnessed record sales in the quarter. Around 73 stores - representing 30% of the sales – registered lower customer traffic due to the restrictions on circulation, and this was also observed in low-cost banners, which explain the unusually negative same-store performance in some formats.
●	Uruguay: Solid same-store performance of 11.0%, mainly driven by the double-digit growth in the Devoto and Geant banners. This growth demonstrates the successful commercial actions, the consistent progress of the omnichannel strategy and the strong performance of the food category.
●	Argentina: same-store sales of 12.7% despite a challenging scenario of major restrictions on circulation, reduced business hours of stores and stiff competition due to the decline in production among local suppliers, especially in technology-related categories. The omnichannel strategy continued to expand through the addition of new stores served by last miler partners (such as Rappi and Pedidos Ya).
31

Gross profit was R$ 1.3 billion, up 20.0% from 3Q19, with margin of 24.6%. Gross margin compared with pro forma margin in 3Q19 was explained by: (i) the challenges related to the pandemic scenario, which led to a lower distribution of royalties in Tuya (-100 bps); and (ii) the increase in the gross margin of the retail operation due to better terms negotiated with suppliers (+30 bps).

Selling, general and administrative expenses totaled R$ 971 million, equivalent to 18.2% of net sales revenue, stable in relation to the same period last year, demonstrating the Group's unwavering commitment to controlling expenses.

Adjusted EBITDA totaled R$ 436 million (+32.7% vs. 3Q19), with strong 60 bps growth in EBITDA margin, which stood at 8.2%. This evolution was due to the improvement in retail operation, as well as Tuya's higher net income through equity income explained by: i) reduction of royalties, ii) actions to reduce costs and renovation of key contracts and iii) reversal of provision for lower expected default.

(1) Earnings before interest, tax, depreciation and amortization. (2). Adjusted by Other Operating Income and Expenses. (3) Pro forma for comparison purposes only.

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II. EQUITY INCOME

Consolidated equity income totaled R$91 million in 3Q20, an increase of R$73 million from the same period last year, driven mainly by the result of interest held in financial operations in Brazil (36% of FIC) and Colombia (50% of Tuya / Puntos Colombia).

III. OTHER INCOME AND EXPENSES

Other Income and Expenses resulted in an expense of R$33 million in 3Q20, compared to an expense of R$121 million in 3Q19. This amount is mainly composed of:

i) expenses incurred to optimize the portfolio of stores in operation in Brazil, totaling approximately R$100 million, which involved store closures and asset write-offs, projects and other restructuring costs, which mostly do not impact cash and contribute to the sales and profitability growth strategy;

ii) positive impact of approximately R$110 million from the capital gain on the sale and leaseback operations already announced in 2Q20.

iii) tax contingencies of approximately R$10 million and expenses of about R$35 million in the international operations.

It is important to mention that no reclassification was applied for expenses related to COVID-19 this quarter.

IV. FINANCIAL RESULT

The net financial result of GPA Consolidated was an expense of R$486 million, corresponding to 2.3% of net sales revenue, remaining stable in relation to 2Q20. The increase as a percentage of net revenue compared to last year was mainly due to the higher non-recurring financial revenue in 3Q19.

With the adoption of IFRS 16, the financial result now includes Interest on lease liabilities, which was an expense of R$242 million in the quarter.

33

The main variations in the net financial result were:

●	Finance income: lower than in 3Q19 due to the non-recurring effects that did not repeat in 3Q20, such as: the divestment of interest in Via Varejo, entry of funds for the acquisition of Grupo Éxito and income from inflation adjustment.
●	Financial expenses (including the cost of selling receivables): increase from 3Q19, mainly due to interest expenses coming from the increase in gross debt;
●	Net effect of exchange variation: increase in expenses compared to 3Q19 due to the depreciation of the Colombian peso in the period.

V. NET INCOME

Consolidated GPA ended 3Q20 with consolidated net income from controlling shareholders of R$386 million, up 2.5 times from the same period last year, while net income from continuing operations doubled to R$339 million.

The 3Q20 results underline the success of the strategies executed by the group, resulting in sequential improvement at Multivarejo, excellent performance by Assaí and strong results from the Grupo Éxito.

34

VI. NET DEBT

To calculate the indicators in the table, the Company does not consider the lease liabilities related to IFRS 16.

(1) Adjusted EBITDA before IFRS 16 in the last 12 months.

Net debt adjusted by the balance of receivables not discounted reached R$ 9.6 billion in consolidated GPA, compared to R$ 2.2 billion in 3Q19, mainly reflecting the funds raised for the acquisition of Grupo Éxito.

The ratio of net debt/Adjusted EBITDA(1) was 2.1x at the end of 3Q20, in line with 2Q20 (2.2x) and within the Company’s expectations.

Cash balance at the end of the quarter was R$7.3 billion, equivalent to 124% of short-term debt, which represents an adequate level of liquidity in relation to the Company's future obligations. Balance of unsold receivables totaled R$194 million.

35

VII. INVESTMENTS

Gross investments in the quarter totaled R$640 million, and went to: i) the opening of 7 new Assaí stores (5 organic and 2 conversions from Hiper), and 11 stores are currently under construction; ii) 1 Mini Extra store; iii) 1 gas station; iv) conversion of 8 Extra Super stores into Mercado Extra; v) conversion of 2 stores into Surtimayorista; and vi) conversion of 2 stores into Éxito Wow.

We reiterate our expectations of ending 2020 with 19 Assaí stores opened (16 organic and 3 conversions) and 38 renovations of Extra Super to Mercado Extra in Brazil. At Grupo Éxito, we expect to open, renovate and convert between 5 and 7 stores by the end of the year, with the focus on innovative models: Éxito WOW, Carulla FreshMarket and Surtimayorista.

36

VIII. STORE PORTFOLIO CHANGES BY BANNER

In Brazil, 7 Assaí stores (5 organic and 2 conversions from Extra Hiper), 1 Mini Extra and 1 gas station were opened, while 8 Extra Super were converted to Mercado Extra. Continuing the portfolio adjustment process, 1 Hiper store, 4 Extra Super stores and 18 drugstores were closed. At Grupo Éxito, 2 stores were converted to the cash and carry format under the Surtimayorista banner and 2 Hipers were converted into the Éxito Wow model. Ten stores were closed: 6 Éxito and 3 Surtimax (Colombia) and 1 Devoto (Uruguay).

37

IX. CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET

ASSETS

(R$ million)	Consolidated		GPA Food Business Brazil		Grupo Éxito
	09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020
Current Assets	**20,818**	**20,897**	**14,714**	**20,887**	**6,027**
Cash and Marketable Securities	7,283	12,656	5,620	12,652	1,608
Accounts Receivable	717	364	433	364	282
Credit Cards	146	101	151	101	-
Sales Vouchers and Trade Account Receivable	541	186	210	185	324
Allowance for Doubtful Accounts	(49)	(5)	(6)	(5)	(44)
Resulting from Commercial Agreements	79	82	78	82	1
Inventories	9,870	6,046	6,797	6,045	3,071
Recoverable Taxes	1,791	909	1,218	909	573
Noncurrent Assets for Sale	110	94	78	94	31
Prepaid Expenses and Other Accounts Receivables	1,047	827	567	823	463
Noncurrent Assets	**42,420**	**22,388**	**23,786**	**22,364**	**18,583**
Long-Term Assets	4,563	4,259	4,369	4,259	210
Accounts Receivables	48	1	43	1	4
Credit Cards	48	1	43	1	4
Recoverable Taxes	2,442	2,903	2,442	2,903	-
Deferred Income Tax and Social Contribution	339	335	337	335	(0)
Amounts Receivable from Related Parties	109	38	58	38	69
Judicial Deposits	760	827	758	827	2
Prepaid Expenses and Others	865	155	731	155	134
Investments	816	271	363	271	452
Investment Properties	3,624	-	-	-	3,624
Property and Equipment	26,438	14,942	16,053	14,941	10,379
Intangible Assets	6,979	2,916	3,002	2,893	3,917
TOTAL ASSETS	**63,238**	**43,284**	**38,500**	**43,251**	**24,610**

LIABILITIES

	Consolidated		GPA Food Business Brazil		Grupo Éxito
	09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020
Current Liabilities	**22,950**	**14,974**	**13,172**	**14,952**	**9,666**
Suppliers	11,971	6,831	7,754	6,830	4,194
Loans and Financing	2,861	1,408	980	1,408	1,882
Debentures	3,316	4,209	1,562	4,209	1,755
Lease Liability	1,029	587	692	587	337
Payroll and Related Charges	1,291	769	902	767	375
Taxes and Social Contribution Payable	797	355	610	355	186
Dividends Proposed	14	1	1	1	13
Financing for Purchase of Fixed Assets	128	82	94	82	34
Debt with Related Parties	194	146	81	128	76
Advertisement	48	20	47	20	-
Provision for Restructuring	14	5	7	5	7
Unearned Revenue	268	127	143	127	91
Non-current Assets Held for Sale	-	0	-	-	-
Others	1,019	435	300	434	716
Long-Term Liabilities	**24,046**	**17,538**	**15,580**	**17,536**	**8,463**
Loans and Financing	3,137	106	1,826	106	1,311
Debentures	8,080	9,548	4,114	9,548	3,967
Lease Liability	9,221	5,440	7,156	5,440	2,065
Deferred Income Tax and Social Contribution	1,037	311	70	310	964
Tax Installments	314	399	313	399	1
Provision for Contingencies	1,330	1,263	1,208	1,263	123
Unearned Revenue	22	28	22	28	-
Provision for loss on investment in Associates	618	373	618	373	-
Others	287	68	255	68	32
Shareholders' Equity	**16,242**	**10,773**	**9,748**	**10,763**	**6,481**
Attributed to controlling shareholders	**13,091**	**10,773**	**9,748**	**10,763**	**3,332**
Capital	6,865	6,850	6,865	6,850	-
Capital Reserves	468	439	469	439	-
Profit Reserves	4,270	3,575	926	3,565	1,692
Other Comprehensive Results	1,488	(91)	1,488	(91)	1,639
Minority Interest	3,151	0	-	0	3,150
TOTAL LIABILITIES	**63,238**	**43,284**	**38,500**	**43,251**	**24,610**

38

Income Statement - 3rd Quarter 2020

(1) Consolidated includes results of other complementary businesses; (2) Equity income includes Cdiscount’s results in the Consolidated figures; (3) Net income after non-controlling interest; (4) Adjusted for Other Operating Income and Expenses.

39

Cash Flow – Consolidated (*)

40

X. BREAKDOWN OF SALES BY BUSINESS - BRAZIL

(1) Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (2) Includes sales by Mini Extra and Minuto Pão de Açúcar.

(3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers. (4) GPA includes the results of James Delivery, Stix Fidelidade and Cheftime

XI. BREAKDOWN OF SALES (% of Net Sales) - BRAZIL

41

3Q20 Results Conference Call and Webcast

Thursday, October 29, 2020
2:00 p.m. (Brasília) | 1:00 p.m. (New York) | 5:00 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 4210-1803 or +55 (11) 3181-8565

Conference call in English (simultaneous translation)
 +1 (412) 717-9627 or +1 (844) 204-8942

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Phone: +55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

42

APPENDIX

Company’s Business:

Consolidated
Food - Brazil
Grupo Éxito
Multivarejo
Cash & Carry
Supermarkets
Hypermarket
Proximity
Other Business
GPA Malls
Cash and Carry

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analysis as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise comparability and analysis of results.

Consolidated: Amounts reported refer to the sum of the operations of Food – Brazil, Grupo Éxito, Cdiscount and other businesses of the Company.

Discontinued Activities: Refer to Via Varejo operations until May 2019 and other subsequent effects related to the write-off of investments.

Earnings per share: Diluted earnings per share are calculated as follows:

●	Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.

●	Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back in the market, as applicable.

Equity instruments that will or may be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement has a dilutive impact on earnings per share.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Grupo Éxito: Amounts reported refer to Grupo Éxito’s operations in Colombia, Uruguay and Argentina. GPA acquired 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Food – Brazil: Amounts reported refer to the sum of Assaí and Multivarejo operations.

43

Growth and changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

Retail vertical: Corresponds to sales of James Delivery in the Pão de Açúcar, Extra and Minuto Pão de Açúcar operations.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period

44

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper ", “Extra Super/Mercado Extra”, “Minimercado Extra”, “Compre Bem”,“Assai”, and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

On November 27, 2019, the Company acquired of Casino the control of Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The operations of Éxito and its subsidiaries will be considered as an international operating segment Éxito Group in note 30. Further details of the acquisition can be seen in note 13 of these financial statements. The shares are traded on the Colombian Stock Exchange (CSE).

The Company's investments in retail activities in the electronics and e-commerce segments related to Via Varejo S.A. were presented as discontinued operations and were alienated in June 2019 (see note 12.3), and represented the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com”, “Pontofrio.com” and “Barateiro.com”.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão) called Novo Mercado, under the code “PCAR3”, and on the New York Stock Exchange (ADR level III ), under the code “CBD”.

The Company is controlled through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.	GPA in “Novo Mercado”

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the admission of the Company to the Novo Mercado of B3 SA - Brasil, Bolsa, Balcão (“B3”), the conversion of all preferred shares into common shares, in the proportion of one common share for each preferred share. On February 14, 2020, B3 approved the admission of GPA to the special listing segment “Novo Mercado”. On March 2, 2020 the conversion process of preferred shares into common shares was concluded and GPA started to trade on the Novo Mercado.

1.2.	Impacts of the pandemic on the Company's quarterly information

The Company has been monitoring the progress of the pandemic of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by management, among which we highlight the creation of a crisis committee formed by the senior management, which takes decisions in line with the recommendations of Health and local authorities and professional associations.

The Company has adopted all possible measures to mitigate the transmission of the virus in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of home office, among other decisions.

45

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the significant increase of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in our supply chain, and our suppliers continued to deliver their products in our distribution centers and stores.

On March 10, 2020, the CVM issued circular letter CVM-SNC / SEP No. 02/2020, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their businesses and report the main risks in the quarterly information and uncertainties arising from this analysis, observing the applicable accounting standards.

The Company carried out a complete analysis of the quarterly information, in addition to renewing the analyzes on the Company's operational continuity. The main themes evaluated were:

•	The Company revisited its budgets, used to estimate the recovery of store assets and intangible assets on December 31, 2019, and there is no relevant expectation of a decrease in revenues, and other lines of income statement, which show situations of loss of values recoverable from such assets. Due to the uncertainty regarding the end of the pandemic and its macroeconomic consequences, the Company assessed the existence of indicators of impairment for some of its assets and, consequently, revisited the asset impairment test on June 30, 2020 (see Note 16) ; There were no new elements in the quarter ended September 30, 2020 that denote the need for the Company to review the asset impairment test
•	We assessed the recoverability of receivables from credit card companies, customers, galleries in our stores, real estate rentals and no need to record additional provisions to those already registered;
•	In relation to inventories, we do not expect any adjustment impacting their realizable amount;
•	Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures. The Company is not exposed to significant financing denominated in US dollars;
•	The Company does not expect obtaining new financing as a consequence of the pandemic; and
•	Finally, the costs necessary to adapt our stores to serve the public are highlighted in Note 27 - Other operating expenses, net.

In summary, according to management's estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the quarterly information, nor are there any effects on its operational continuity and / or Company estimates that would justify changes or registration of provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

46

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

1.3.	Sale and Leaseback

On December 23, 2019, the Company signed a commitment to sell 6 properties (Pão de Açúcar stores) in the Sale and Leaseback modality to Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda. of a total amount of R$92, of which R$91 was received. On September 30, 2020, the Company concluded the sale of 5 of the 6 stores. The parties entered into lease agreements for the 5 properties, with a term of 10 years, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

On March 5, 2020, the Company entered into a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. (“TRX”), pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution” (“Instrument”). The Instrument initially foresees the sale of 43 properties of the Company in various tranches, for the total amount of R$1,246.

•	On May 29, 2020, the Company concluded the sale of 5 properties
•	On June 29, 2020, the Company concluded the sale of 7 properties
•	On July 22, 2020, the Company concluded the sale of another 16 properties
•	On July 30, 2020, the Company concluded the sale of the remaining 11 properties, whose transfer was completed on August 28, 2020.

The Company completed the sale of 39 properties for a total amount of R$1,183, which 1,179 already received. Four properties of non-relevant value from the total volume were not sold. The parties entered into lease agreements for each property, with a term of 15 years, renewable for the same period.

1.4.	Study about the Company's partial spin-off

At a meeting of the Board of Directors held on September 9, 2020, the beginning of studies for the segregation of the Company and its wholly-owned subsidiary Sendas Distribuidora (Potential Transaction) was authorized. The spin-off will be preceded by the transfer of the shareholding currently held by Sendas in Éxito to CBD. The purpose of the Potential Transaction is to unlock the full potential of the Company's cash & carry (cash and carry) and traditional retail businesses, allowing them to operate autonomously, with separate management, focus on the business model and market opportunities. In addition, the Potential Transaction will allow direct access to the capital market and other sources of financing for each of the businesses. With the implementation of the Potential Transaction, the shares issued by Sendas held by the Company will be distributed to the Company's shareholders, in the exact proportion of the interests they hold in the Company's share capital. The distribution will take place after Sendas obtains the listing of its shares in the Novo Mercado segment of B3 SA - Brasil, Bolsa, Balcão, whose application for registration took place on October 7, 2020, together with the listing of ADRs representing Sendas shares on the New York Stock Exchange (NYSE).

47

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

2.	Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the nine months period ended on September 30, 2020 were approved by the Board of Directors on October 28, 2020.

In June 14, 2019, the Company concluded the sale process of the subsidiary Via Varejo SA (see note 12.3). The Via Varejo's results in the statements of income and added value for the period ended September 30, 2019 are presented in a single line, considering the application of the technical pronouncement CPC 31/IFRS 5 - Non-current assets held for sale and Discontinued Operation. Changes in the balance sheet arising from Via Varejo up to the date of sale are presented in the respective consolidated cash flow line, in line with technical pronouncement CPC 31 / IFRS 5.

The information referring to the basis of consolidation, did not change significantly compared to that disclosed in the 2019 annual financial statements, in note 12.

2.1	Restatement of Statement of operations and Statement of cash flow on September 30, 2019

Presentation of the retrospective effects of CPC 06 (R2)/IFRS 16 and Circular Letter SEP/nº2/2019

As disclosed in the Financial Statement for the year ended December 31, 2019, the Company opted for the adoption of the full retrospective approach as a transition method on January 1, 2019, with effects from the beginning of the first practicable period and, consequently, the comparative periods were restated considering: (i) use of the nominal incremental rate; (ii) present value of cash flows of full lease payments, without any exclusion of recoverable taxes (iii) term of improvements in third-party properties in which significant improvements were considered individually by contract on the decision to extend the contractual term reasonably certain.

According to the IFRIC meeting on November 26, 2019 on the lease term and amortization period for the improvements, the Company reassessed its assumptions about the extension of the lease agreements. The Company originally also considered the lease payment flow net of taxes when measuring the lease liability and restates the income statement for the period ended September 30, 2019 and the cash flows for the same period to allow comparison with the information financial statements presented on September 30, 2020.

48

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Statement of operation

(Nine months period ended on September 30, 2020)

	Parent Company			Consolidated
	09.30.2019			09.30.2019
	As originally presented	IFRS16 effects	Restated	As originally presented	IFRS16 effects	Restated

Cost of sales	(13,822)	3	(13,819)	(30,817)	3	(30,814)
Gross profit	5,061	3	(5,064)	8,497	3	8,500
Operating income (expenses)
Selling expenses	(3,383)	3	(3,380)	(5,118)	2	(5,116)
Depreciation and amortization	(717)	16	(701)	(1,011)	14	(997)
Equity in earnings	729	(1)	728	(9)	-	(9)
Other operation expenses, net	(212)	1	(211)	(243)	1	(242)
Profit from operations before net financial expenses	928	22	950	1,313	20	1,333
Net financial expenses	(694)	(57)	(751)	(709)	(56)	(765)
Income before income tax and social	234	(35)	199	604	(36)	568
Income tax and social contribution	169	8	177	(205)	9	(196)
Net income from continued operations	403	(27)	376	399	(27)	372
Net income from discontinued operations	329	(8)	321	365	(8)	357
Net income for the period	732	(35)	697	764	(35)	729
Attributable:
Controlling shareholders – continuing operations	403	(27)	376	399	(27)	372
Controlling shareholders – discontinued operations	329	(8)	321	333	(8)	325
Total of Controlling shareholders	732	(35)	697	732	(35)	697

Non-controlling shareholders – discontinued operations				32	-	32
Total of non-controlling shareholders				32	-	32

49

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Statement of operation

(Quarter ended on September 30,2020)

	Parent Company			Consolidated
	09.30.2019			09.30.2019
	As originally presented	IFRS16 effects	Restated	As originally presented	IFRS16 effects	Restated

Cost of sales	(4,692)	1	(4,691)	(10,643)	1	(10,642)
Gross profit	1,566	1	1,567	2,881	1	2,882
Operating income (expenses)
Selling expenses	(1,092)	2	(1,090)	(1,696)	(9)	(1,705)
Depreciation and amortization	(243)	5	(238)	(348)	7	(341)
Equity in earnings	395	(3)	(392)	18	-	18
Profit from operations before net financial expenses	336	5	341	456	(1)	455
Net financial expenses	(218)	(20)	(238)	(147)	(17)	(164)
Income before income tax and social	118	(15)	103	309	(18)	291
Income tax and social contribution	64	5	69	(127)	8	(119)
Net income from continued operations	182	(10)	172	182	(10)	172
Net income from discontinued operations	(16)	(3)	(19)	(16)	(3)	(19)
Net income for the period	166	(13)	153	166	(13)	153
Attributable:
Controlling shareholders – continuing operations	182	(10)	172	182	(10)	172
Controlling shareholders – discontinued operations	(16)	(3)	(19)	(16)	(3)	(19)
Total of Controlling shareholders	166	(13)	153	166	(13)	153

Statement of Cash Flows

(Nine months period ended on September 30, 2020)

	Parent Company			Consolidated
	09.30.2019			09.30.2019
	As originally presented	IFRS16 effects	Restated	As originally presented	IFRS16 effects	Restated

Net income for the period	732	(35)	697	764	(35)	729
Deferred income tax (note 20)	(17)	(8)	(25)	157	(9)	148
Loss (gain) on disposal of property, plant and equipment	47	2	49	99	3	102
Depreciation/ Amortization	807	(19)	788	1,115	(15)	1,100
Interest and inflation adjustments	666	74	740	1,158	80	1,238
Equity in earnings	(729)	1	(728)	(7)	-	(7)
Gain (loss) on write-off of lease liabilities	(73)	(3)	(76)	(97)	(3)	(100)
Gain in disposal of subsidiaries	(608)	10	(598)	(608)	10	(598)
Taxes and Social Contributions Payable	(30)	(2)	(32)	52	(2)	50
Payments of lease liability	(632)	(20)	(652)	(1,173)	(29)	(1,202)

50

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

3.	Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 3 and each corresponding note of the financial statements for the year ended December 31, 2019 and therefore should be read in conjunction.

4.	Adoption of new standards, amendments and interpretations of standards issued by the CPC and published standards

4.1.	Standards and interpretations adopted in 2020 and their impacts
Pronouncement	Description	Applicable to annual periods starting in or after
IFRS 3 / CPC 15 - Business comnination	Improves the definition of business, helping to determine whether the acquisition is from a group of assets or a business.	01/01/2020
Review CPC 14 - Financial Instruments: Recognition, Measurement and Disclosure

Changes due to the edition of CPC 00 (Conceptual Structure)

Change in the definition of business combination in CPC 15

Changing the definition of material omission or materially distorted disclosure

Change in the name of CPC 06 (R2) to Leases.

01/01/2020
Revision CPC 00 (R2)	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	01/01/2020
Revision CPC 16	As a practical expedient, the lessee may choose not to assess whether a Covid-19 Related Benefit Granted to Tenant under a Lease Agreement is a modification of the lease. The Company does not use this practical expedient.	01/01/2020 (Posted on 07/07/2020)

(*) Applicable for acquisitions made as of January 1, 2020.

The adoption of these standards did not result in a material impact on the Company's individual and consolidated financial statements.

51

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

4.2.	Standards and interpretations already issued and not yet adopted

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in effect:

Pronouncement	Description	Applicable to annual periods starting in or after
CPC 26 (R1) and IAS 8: Definition of material omission	Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.	01/01/2021

This change is not expected to have a significant impact on the Company's individual and consolidated financial statements.

5.	Main accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the nine months period ended on September 30, 2020 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2019.

52

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

6.	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2019, in note 6.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Cash and banks – Brazil	91	171	171	249
Cash and banks - Abroad (*)	119	84	1,807	3,109
Short-term investments - Brazil (**)	3,080	2,608	5,246	4,471
Short-term investments - Abroad (***)	-	-	59	125
	3,290	2,863	7,283	7,954

(*) As of September 30, 2020, they refer to (i) funds from the Éxito group, of which R$86 in Argentine pesos, R$342 in Uruguay pesos and R$1,122 in Colombian pesos; (ii) Company funds invested in the abroad, in dollars in the amount of R$143 and R$114 in Colombian pesos.

(**) Short-term investments as September 30, 2020 refer substantially to highly liquid investments accruing interest corresponding to a weighted average rate of 97.57% (89.94% on December 31, 2019) of the Interbank deposit Certificate ("CDI").

(***) Refers to amounts deposited abroad, in local currency equivalent to R$10 in Uruguay and R$49 in Colombia.

7.	Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2019, in note 7.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Credit card companies	66	24	131	42
Credit card companies - related parties (note 11.2)	54	13	63	24
Sales vouchers	78	70	517	446
Private label credit card	18	56	24	70
Receivables from related parties (note 11.2)	18	21	-	12
Receivables from suppliers	68	74	79	166
Allowance for doubtful accounts (note 7.1)	-	(1)	(49)	(32)
	302	257	765	728

Current	259	256	717	727
Noncurrent	43	1	48	1

53

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

7.1.	Allowance for doubtful accounts
	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019

At the beginning of the period	(1)	(1)	(32)	(5)
Allowance booked for the period	(32)	(13)	(71)	(261)
Write-off of receivables	33	13	60	280
Deconsolidation Via Varejo	-	-	-	(19)
Foreign currency translation adjustment	-	-	(6)	-
At the end of the period	-	(1)	(49)	(5)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables – Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

09.30.2020	814	473	285	29	9	18
12.31.2019	760	609	79	21	5	46

8.	Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2019, in note 8.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Accounts receivable from insurers	35	68	41	72
Receivable from sale of subsidiaries	76	83	76	83
Rental receivable	45	42	229	113
Accounts receivable - Via Varejo	266	49	266	49
Assets sale	212	15	229	128
Other	104	80	214	143
Allowance for doubtful other receivables (note 8.1)	(10)	(13)	(12)	(15)
	728	324	1,043	573

Current	100	168	365	381
Noncurrent	628	156	678	192

8.1.	Allowance for doubtful accounts

	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019

At the beginning of the period	(13)	(14)	(15)	(16)
Write-off of receivables	3	2	3	6
Deconsolidation Via Varejo	-	-	-	(4)
At the end of the period	(10)	(12)	(12)	(14)

54

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

9.	Inventories

The detailed information on inventories was presented in the annual financial statements for 2019, in note 9.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Stores	2,130	2,240	5,125	4,698
Distribution centers	1,299	1,149	1,744	1,583
Inventories – Éxito Group	-	-	2,964	2,254
Real Estate Inventory – Éxito Group	-	-	136	190
Real estate inventories	-	-	1	1
Losses with obsolescence and losses (note 9.1)	(39)	(31)	(100)	(95)
	3,390	3,358	9,870	8,631

9.1.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
At the beginning of the period	(31)	(31)	(95)	(65)
Additions	(41)	(2)	(37)	(48)
Write-offs	33	7	36	59
Foreign currency translation adjustment	-	-	(4)	-
Deconsolidation Via Varejo	-	-	-	8
At the end of the period	(39)	(26)	(100)	(46)

10.	Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2019, in note 10.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

ICMS (note 10.1)	1,436	1,420	2,697	2,621
PIS/COFINS	305	462	418	854
Social Security Contribution - INSS	314	291	348	321
Income tax and Social Contribution (*)	132	61	595	472
Other	27	17	35	49
Other taxes – Éxito Group	-	-	140	77
Total	2,214	2,251	4,233	4,394

Current	657	516	1,791	1,692
Noncurrent	1,557	1,735	2,442	2,702

(*) Includes Éxito’s amount of R$370 (R$340 on December 31, 2019).

55

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

(**) On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional one-third of vacations payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved for the Company and consolidated is equivalent to R$ 158 and R$ 169 respectively on September 30, 2020.

10.1.	ICMS expectation schedule (net of provision for non realization in the consolidated)
In	Parent Company	Consolidated
Up to one year	217	633
From 1 to 2 years	190	528
From 2 to 3 years	163	505
From 3 to 4 years	164	266
From 4 to 5 years	160	174
More than 5 years	542	591
	1,436	2,697

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the interim financial information as of September 30, 2020, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown above.

11.	Related parties
11.1Management	and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and advisory committees) for the nine months ended on September 30, 2020 and 2019, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Board of directors (*)	63,241	11,880	-	-	3,042	1,352	66,283	13,232
Executive officers	30,063	24,427	8,381	9,939	8,740	12,662	47,184	47,028
Fiscal Council	202	-	-	-	-	-	202	-
	93,506	36,307	8,381	9,939	11,782	14,014	113,669	60,260

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

56

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

11.2.	Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2019, in note 11.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders:
Casino	-	-	-	-	-	-	-	24	(67)	(46)
Euris	-	-	-	-	-	-	2	1	(3)	-
Helicco	-	-	-	-	-	-	-	-	-	(4)
Subsidiaries:							-
Éxito	-	-	2	-	-	-	-	-	8	-
Novasoc Comercial	-	-	67	54	-	-	-	-	1	2
Sendas Distribuidora	18	8	139	83	6	11	-	2	89	45
SCB Distribuição e Comércio		5	9	8	-	-	-	-	(1)	-
Via Varejo	-	-	-	-	-	-	-	-	-
Stix Fidelidade	-		25	-	24	-	1		(75)	-
Cheftime	-	-	20	4	-	-	3	-	-	-
James Intermediação	-	-	52	4	2	-	13	-	100	-
GPA M&P	-	-	-	-	-	-	11	14	-	(1)
GPA Logistica	-	-	85	68	1	2	67	61	1	1
Bellamar	-	-	1	1	-	-	-	-	-	-
Associates	-
FIC	54	13	28	25	8	22	-	-	42	64
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”)	-	-	-	-	-	-	119	132	(34)	(26)
Casino Group		8	2	-	2	1	-	-	(7)	-
Others	-	-	1	1	-	-	-	-	-	-
Total	72	34	431	248	43	36	216	234	54	35

57

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Controlling shareholders
Casino	-	-	-	5	-	-	-	24	(67)	(46)
Euris	-	-	-	-	-	-	2	1	(5)	-
Helicco Participações	-	-	-	-	-	-	-	-	-	(4)
Associates
FIC	63	24	37	36	16	39	-	-	96	114
Puntos Colombia	-	-	36	28	-	-	48	43	(80)	-
Tuya	-	-	27	26	-	-	-	-	17	-
Other related parties
Greenyellow	-	-	-	-	-	-	120	134	(58)	(26)
Casino Group		12	8	8	2	1	24	13	(26)	-
Others	-	-	1	1	-	-	-	-	-	-
Total	63	36	109	104	18	40	194	215	(123)	38

58

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

12.	Investments in subsidiaries and associates

12.1.       Consolidation basis

The detailed information on consolidation, have not changed significantly and was presented in the annual financial statements for 2019, in note 12.1.

12.2.	Breakdown of investments

	Parent Company
	Sendas	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2019	7,095	299	277	(306)	7,365
Share of profit of subsidiaries and associates	711	88	(18)	(141)	640
Dividends and interest of own capital	(310)	(11)	-	-	(321)
Stock options	3	-	-	-	3
Capital increase	150	-	53	45	248
Capital increase with property and equipment	178	-	-	7	185
Others movements	(9)	-	-	-	(9)
Share of other comprehensive income	1,729	-	-	(181)	1,548
Balances at 09.30.2020	9,547	376	312	(576)	9,659

	Sendas	Via Varejo	Bellamar	Compre Bem	Others	Total (*)

Balances at 12.31.2018	4,091	-	207	75	(234)	4,139
Share of profit of subsidiaries and associates	775	16	71	(25)	(109)	728
Investment write-off Via Varejo	(2)	(1,361)	-	-	(492)	(1,855)
Dividends and interest on own capital	(50)	-	(9)	-	-	(59)
Stock options	1	3	-	-	-	4
Capital increase	-	-	-	142	14	156
Capital increase with property and equipment	67	-	-	14	(5)	76
Others movements	-	-	-	-	20	20
Share of other comprehensive income	(34)				(9)	(43)
Assets held for sale and discontinued operations	-	1,342	-	-	492	1,834
Balances at 09.30.2019 – restated	4,848	-	269	206	(323)	5,000

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$618 on September, 30 2020 (R$373 on September 30, 2019).

	Consolidated
	09.30.2020	09.30.2019

At beginning of period	223	(75)
Share of profit of associates – Continuing operations	(55)	(9)
Share of profit of associates – Discontinued operations	-	16
Share of other comprehensive income	(116)	(9)
Capital increase	51	-
Dividends and interest on own capital – continuing operations	(15)	(9)
Dividends and interest on own capital - discontinued operations	-	(3)
Assets held for sale and discontinued operations	-	(13)
Balances at the end of the period	198	(102)

59

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

12.3.	Sale of investment in Via Varejo

The Company concluded the sale process started on November 23, 2016, through an auction on September 14, 2019 held at B3 SA - Brasil, Bolsa, Balcão, for the price of R$4.90 reais per share, totaling R$2,300, in line with its long-term strategy of focusing on the development of the food sector. The gain from the sale of R$398, net of income tax of R$199 (see note 20) and related costs, was presented in the result of discontinued operations (see note 32).

The Company ceased to exercise control over Via Varejo during the month of June 2019. As of September 30, 2020, certain relationships previously existing between the Company and Via Varejo were in force when it was part of the Group and was a related party, mainly i) Corporate guarantees granted by the Company to guarantee obligations in operational agreements under the responsibility of Via Varejo, with maturities and performance terms to be met by that company over time, in the amount of up to R $ 2 billion, the Company has already taken steps with Via Varejo so that such guarantees are formally extinguished, without prejudice to the discussions it has been having with Via Varejo on the subject , ii) Operational agreement on the use of GPA brands used by Via Varejo, iii) shareholdings held, respectively, by GPA, Via Varejo and Itaú Unibanco in Financeira Itaú CBD SA Credit, Financing and Investment (“FIC”), and iv) Maintenance of reimbursement obligations on the part of the Company regarding passive and active superveniences arising from facts that trigger legal proceedings prior to the acquisition of Globex in 2010, as disclosed in Note 21.6, when Globex merged with Casas Bahia in the same year. Said guarantee obligation will continue as long as the processes covered by such guarantee have not ended.

13.	Business Combinations and Goodwil

The information regarding the business combination and goodwill was disclosed in the 2019 annual financial statements, which was restated on October 28, 2020 and includes the final adjustments to the PPA (see note 13).

13.1.	Acquisition of Almacenes Éxito - Colombia

On June 26, 2019, following a recommendation from the Company's controlling shareholder, it was presented to the GPA Board of Directors a transaction through which GPA launched a tender offer over the shares of Grupo Exito aiming at the simplification of the structure of the Casino in Latin America, a significant improvement in governance of the Company and an increase in the basis of potential investors.

The transactions under common control are not provided for in IFRS, though the transactions with corporate reorganization purpose historically have been treated at cost by the Company. The acquisition of Éxito Group differed from a reorganization because it had a commercial substance, being carried out at market value validated by evaluation committees, involved a public offering launched by GPA, through its subsidiary Sendas Distribuidora SA (“Sendas”), to acquire, in cash, up to the totality of Éxito’s shares, a listed company located in Colombia. Due to the economic substance, the Company has elected an accounting policy election and recorded this transaction as a business combination pursuant to CPC 15/IFRS 3.

The transaction also involved the acquisition by Casino of the Éxito’s indirect equity interest in GPA at the price of R$113 reais per share; and the migration of GPA to the Novo Mercado, B3's highest governance segment, with the conversion of all GPA preferred shares into common shares at a 1 to 1 ratio.

60

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

On July 23, 2019, a material fact informed that the Board of Directors of GPA, based on the favorable recommendation from the Special Independent Committee and within range of price originally endorsed by GPA's executive board, proposing that its operational subsidiary Sendas Distribuidora to launch a tender offer, in cash, to acquire up to all of the shares of Éxito, for the price of 18,000 Colombian pesos per share (equivalent to R$21.68 reais on the date of purchase).

Continuing the transaction, on September 12, 2019, the Board of Directors and the Éxito’s general shareholders' meeting approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed.

Since in this transaction the Company was exposed to Colombian pesos (“COP”) during the tender offer period, on July 24, 2019, the financial committee approved the execution of a cash flow hedge, via NDFs (Non Deliverable Forward), to mitigate this exposure (see note 18).

On November 27, 2019, the tender offer was settled, and shareholders representing 96.57% of Éxito's capital stock accepted the terms proposed. This adhesion represented a disbursement by Sendas of 7,780 billion Colombian pesos, amount equivalent to R$9.5 billion (taking into account the exchange rate of December 31, 2019). On the same date, previously to the settlement of the tender offer, subsidiaries of Casino acquired all of the shares of GPA held directly and indirectly by Éxito for the price, net of debt, of US$1,161 million (equivalent to R$4.9 billion based on the exchange rate on the date of the transaction).

Context of the acquisition

Almacenes Éxito S.A. operates more than 650 stores in Colombia, Uruguay and Argentina, in addition to shopping centers, having also a significant investment in a loyalty and financial company, in addition to its own brands with successful participation.

The Company started to consolidate Éxito's as of December 1, 2019, when it obtained control of the company, consolidating one month of the income statement in 2019.

Determination of the consideration transferred by the acquisition

The amounts were transferred in cash in the net amount of R$9,413 this amount is already net of cash flow hedge made to protect the exchange variation between Reais and Colombian pesos of part of the price between the beginning and the end of the offer in the amount of R$145, and dividends (R$42) related to the year of 2018 whose payment was scheduled for January 2020.

12.30.2019
Cash disbursement	9,268
Cash flow hedge adjustment	145
9,413
Dividends related to 2018	(42)
Total consideration transferred	9,371

61

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Fair values of identifiable assets acquired and liabilities assumed

The fair values of identifiable acquired assets and liabilities assumed from Éxito, on the date of the business combination, are as follows:

Balance after allocation of purchase price
Assets:
Cash and cash equivalents	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	349
Deferred income tax and social contribution	1,353
Related parties	137
Other noncurrent assets	111
Investments in associates	316
Investment properties	2,972
Property and equipment, net	8,496
Intangible assets, net	3,009
26,463

Liabilities:
Payroll and related taxes	283
Trade payables, net	4,545
Taxes and contributions payables	219
a Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings and financing	2,060
Deferred income tax and social contribution	2,100
Provisions for contingencies	103
Noncurrent lease liabilities	1,540
Other noncurrent liabilities	28
14,669
Net assets	11,764
(-) Attributed to non-controlling shareholders	(2,558)
Net assets	9,206

a)	Tradename - The Company identified the main banners of Éxito operations, represented by the store formats operated in Colombia under the brands Surtimax, Super Inter, Surti Mayorista, Viva, Frescampo, Éxito and Carulla, in Argentina Libertad brand and in Uruguay Disco. In addition it was evaluated the own brands for products as Éxito, Bronzini, and Carulla. Tradenames have an indefinite useful life.
62

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

b)	Investment properties and stores - Éxito Group has real estate assets operated through the rental of galleries and shopping mall activities. Such assets have high commercial relevance, located in privileged areas. Additionally, it was evaluated a group of stores operated by Éxito that was considered significant.
c)	Investment Tuya – the Company evaluated Tuya shares at market value.
d)	Leases - Leases contracts were recalculated using the incremental borrowing rate at the date of acquisition.

The fair value of the interest of non-controlling shareholders was measured using the interest held by them, at fair value on the date of the business combination, as shown below:

Total consideration transferred - 96.57%	9,371
Company at Fair value 100%	9,706
Non-controlling interest Fair value	335

Goodwill identified

As a result of: (i) measurement of the total consideration transferred by the acquisition of control of Éxito, (ii) measurement of the non-controlling interest, and (iii) measurement of identifiable assets and liabilities at fair value, the Company recorded goodwill for expected future profitability of R$165 arising from the acquisition mainly due to synergies and economies of scale. Goodwill is not deductible for tax purposes, except on the sale of the investment and is shown below:

Fair value of net assets acquired	11,764
(-) Attributed to non-controlling shareholders	(2,223)
9,541
Remaining non-controlling interest	(335)
9,206
Total consideration transferred for the acquisition of control of Éxito	9,371
Goodwill resulting from acquisition of the controlling interest of Éxito	165

Goodwill is disclosed in the consolidated balance sheet in the subgroup of intangible assets. In the Sendas subsidiary, Éxito's direct parent company, goodwill is in the investment subgroup, in the same group of non-current assets.

63

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

14.	Investment property

The detailed information on property and equipment, have not changed significantly and was presented in the annual financial statements for 2019, in note 14.

	Consolidated
	Balance at 12.31.2019	Additions	Depreciation	Foreign Currency Translation adjustment	Transfers	Balance at 09.30.2020

Land	656	-	-	133	(18)	771
Buildings	2,385	5	(46)	490	3	2,837
Construction in progress	10	7	-	2	(3)	16
Total	3,051	12	(46)	625	18	3,624

	Consolidated
	Balance at 09.30.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	771	-	771	656	-	656
Buildings	2,891	(54)	2,837	2,400	(15)	2,385
Construction in progress	16	-	16	10	-	10
Total	3,678	(54)	3,624	3,066	(15)	3,051

15.	Property and equipment

The detailed information on intangible assets was presented in the annual financial statements for 2019, in note 15.

	Parent Company
	Balance at 12.31.2019	Additi-nos	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 09.30.2020

Land	904	-	-	-	(5)	(223)	676
Buildings	1,026	2	-	(26)	(1)	(157)	844
Leasehold improvements	2,091	63	-	(171)	(7)	(46)	1,930
Machinery and equipment	975	47	-	(127)	(56)	76	915
Facilities	249	3	-	(26)	(1)	(12)	213
Furniture and fixtures	377	23	-	(47)	-	7	360
Construction in progress	119	295	-	-	-	(331)	83
Others	33	9	-	(9)	-	(5)	28
Total	5,774	442	-	(406)	(70)	(691)	5,049

Lease – right of use:
Buildings	3,578	603	271	(318)	(338)	(6)	3,790
	3,578	603	271	(318)	(338)	(6)	3,790
Total	9,352	1,045	271	(724)	(408)	(697)	8,839

(*) Of this amount, R$374 are transfers to held for sale, R$138 for intangibles and R$185 for capital increase with fixed assets (see note 12).

64

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2018	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers	Balance at 09.30.2019

Land	991	-	-	-	(9)	(15)	967
Buildings	1,179	4	-	(31)	-	(58)	1,094
Leasehold improvements	2,033	32	-	(149)	(35)	181	2,062
Machinery and equipment	861	119	-	(124)	-	86	942
Facilities	275	13	-	(29)	(1)	-	258
Furniture and fixtures	357	35	-	(44)	(7)	21	362
Construction in progress	115	445	-	-	-	(407)	153
Others	32	22	-	(10)	-	(12)	32
Total	5,843	670	-	(387)	(52)	(204)	5,870

Lease – right of use:
Buildings	3,420	60	200	(289)	(55)	-	3,336
Equipment	1	-	-	(1)	-	-	-
	3,421	60	200	(290)	(55)	-	3,336
Total	9,264	730	200	(677)	(107)	(204)	9,206

	Parent Company
	Balance at 09.30.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	676	-	676	904	-	904
Buildings	1,425	(581)	844	1,659	(633)	1,026
Leasehold improvements	3,801	(1,871)	1,930	3,859	(1,768)	2,091
Machinery and equipment	2,504	(1,589)	915	2,445	(1,470)	975
Facilities	552	(339)	213	582	(333)	249
Furniture and fixtures	1,017	(657)	360	992	(615)	377
Construction in progress	83	-	83	119	-	119
Others	147	(119)	28	143	(110)	33
Total	10,205	(5,156)	5,049	10,703	(4,929)	5,774

Lease – right of use:
Buildings	6,820	(3,030)	3,790	6,461	(2,883)	3,578
Equipment	37	(37)	-	37	(37)	-
	6,857	(3,067)	3,790	6,498	(2,920)	3,578
Total	17,062	(8,223)	8,839	17,201	(7,849)	9,352

65

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2019	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Balance at 09.30.2020

Land	3,692	62	-	-	(5)	(347)	490	3,892
Buildings	4,869	54	-	(115)	(49)	(404)	621	4,976
Leasehold improvements	4,441	616	-	(319)	(62)	265	75	5,016
Machinery and equipment	2,281	215	-	(324)	(70)	104	132	2,338
Facilities	580	36	-	(50)	(4)	(23)	15	554
Furniture and fixtures	1,007	76	-	(143)	(4)	43	58	1,037
Construction in progress	275	521	-	-	(6)	(507)	26	309
Other	74	14	-	(21)	-	5	1	73
Total	17,219	1,594	-	(972)	(200)	(864)	1,418	18,195

Lease – right of use:
Buildings	7,023	1,273	778	(684)	(552)	-	354	8,192
Equipment	45	14	(7)	(11)	(1)	-	8	48
Land	3	-	-	-	-	-	-	3
	7,071	1,287	771	(695)	(553)	-	362	8,243
Total	24,290	2,881	771	(1,667)	(753)	(864)	1,780	26,438

(*) Of this amount, the main effects are R$730 for transfers to held for sale and R$141 for intangibles and (R$18) for investment properties

66

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2018	Additions	Remeasure-ment	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations	Balance at 09.30.2019

Land	1,366	73	-	-	(9)	4	-	1,434
Buildings	1,773	161	-	(45)	1	(2)	(1)	1,887
Leasehold improvements	3,843	391	-	(239)	(47)	256	(63)	4,141
Machinery and equipment	1,308	231	-	(186)	(6)	136	(34)	1,449
Facilities	501	55	-	(44)	(6)	27	(24)	509
Furniture and fixtures	595	72	-	(70)	(8)	60	(16)	633
Construction in progress	176	593	-	-	(1)	(620)	63	211
Other	59	24	-	(18)	(1)	4	(4)	64
Total	9,621	1,600	-	(602)	(77)	(135)	(79)	10,328

Lease – right of use:
Buildings	4,422	308	428	(366)	(76)	34	(142)	4,608
Equipment	9	-	-	(3)	-	-	-	6
	4,431	308	428	(369)	(76)	34	(142)	4,614
Total	14,052	1,908	428	(971)	(153)	(101)	(221)	14,942

67

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 09.30.2020			Balance at 12.31.2019
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	3,892	-	3,892	3,692	-	3,692
Buildings	5,889	(913)	4,976	5,712	(843)	4,869
Leasehold improvements	7,922	(2,906)	5,016	7,065	(2,624)	4,441
Machinery and equipment	5,373	(3,035)	2,338	4,864	(2,583)	2,281
Facilities	1,080	(526)	554	1,065	(485)	580
Furniture and fixtures	2,465	(1,428)	1,037	2,196	(1,189)	1,007
Construction in progress	309	-	309	275	-	275
Other	280	(207)	73	256	(182)	74
	27,210	(9,015)	18,195	25,125	(7,906)	17,219

Lease – right of use:
Buildings	12,386	(4,194)	8,192	10,655	(3,632)	7,023
Equipment	141	(93)	48	128	(83)	45
Land	7	(4)	3	6	(3)	3
	12,534	(4,291)	8,243	10,789	(3,718)	7,071
Total	39,744	(13,306)	26,438	35,914	(11,624)	24,290

15.1.	Capitalized borrowing costs

The amount of consolidated capitalized borrowing costs for the semester ended September 30, 2020 was R$9 (R$16 in the semester ended September 30, 2019).The rate used to determine the borrowing costs eligible for capitalization was 133.91% (102.31% on September 30, 2019) from CDI, corresponding to the effective interest rate on the Company’s borrowings.

15.2.	Additions to intangible assets for cash flow presentation purposes
	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		Restated		Restated

Additions	1,045	730	2,881	1,908
Lease	(603)	(60)	(1,287)	(308)
Capitalized borrowing costs	(2)	(5)	(9)	(21)
Intangible assets financing – Additions	(416)	(478)	(1,479)	(1,241)
Intangible assets financing – Payments	517	496	1,603	1,343
Total	541	683	1,709	1,681

15.3.	Other information

At September 30, 2020, the Company and its subsidiaries recorded in the cost of sales the amount of R$96 in the parent company (R$87 at September 30, 2019) and R$212 in consolidated (R$103 at September 30, 2019) related to the depreciation of machinery, buildings and facilities related to the distribution centers.

68

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

16.	Intangible assets

The detailed information on Intangible assets was presented in the annual financial statements for 2019, in note 16.

	Parent Company
	Balance at 12.31.2019	Additions	Amortization	Write-offs	Transfers	Balance at 09.30.2020

Goodwill	501	-	-	-	1	502
Commercial rightsl	46	-	-	-	-	46
Software and implementation	749	68	(98)	(1)	137	855
	1,296	68	(98)	(1)	138	1,403
Lease-right of use:
Right of use Paes Mendonça (*)	557	-	(27)	-	-	530
Software	56	-	(16)	-	-	40
	613	-	(43)	-	-	570
Total	1,909	68	(141)	(1)	138	1,973

	Consolidated
	Balance at 12.31.2019	Additions	Amorti-zation	Write-off	Foreign currency translation adjustment	Transfers	Balance at 09.30.2020

Goodwill	1,314	-	-	-	31	-	1,345
Brands	3,062	-	(1)	-	599	-	3,660
Commercial rights	136	6	-	-	(1)	-	141
Software	888	132	(129)	(1)	15	141	1,046
	5,400	138	(130)	(1)	644	141	6,192
Lease-right of use:
Right of use Paes Mendonça (*)	780	-	(33)	-	-		747
Software	56	1	(16)	-	-	-	41
	836	1	(49)	-	-	-	788
Total	6,236	139	(179)	(1)	644	141	6,980

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

At the parent company, the accumulated cost balance on September 30, 2020 is R$3,723 (R$3,720 on December 31, 2019) and accumulated amortization R$1,750 (R$1,811 on December 31, 2019). In the consolidated, the balance of the accumulated cost on September 30, 2020 is R$9,242 (R$8,494 on December 31, 2019) and accumulated amortization R$2,262 (R$2,258 on December 31, 2019).

69

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

16.1.	Test for recovery of intangibles of indefinite useful life, including Goodwill

Goodwill and intangible assets were tested for impairment as of December 31, 2019 according to the method described in note 15 property and equipment, in the financial statements for the year ended December 31, 2019.

On June 30, 2020, the Company revised the plan used to assess the impairment for operations in Brazil. The recoverable amount is determined by means of a calculation based on the value in use, based on cash projections from financial budgets, which were reviewed and approved by Senior Management for the next three years, considering the premises updated for June 30, 2020.The discount rate applied to cash flow projections is 8.1% on June 30, 2020 (8.4% on December 31, 2019), and cash flows that exceed the three-year period are extrapolated using a growth rate of 3.9% on June 30, 2020 (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets. See considerations regarding the effects of the COVID-19 pandemic in note 1.2.

In the same way, in relation to the Éxito Group, the projections used for the impairment tests for the financial statements of December 31, 2019 were revisited and updated and the need to recognize impairment of assets was not identified.

There were no new elements in the quarter ended September 30, 2020 that denote the need for the Company to review the asset impairment test carried out on June 30, 2020.

16.2.	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019

Additions	68	100	139	218
Lease Agreement	-	(1)	-	-
Intangible assets financing - Addition	-	-	-	(23)
Intangible assets financing - Payments	-	-	3	46
Total	68	99	142	241

70

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

17.	Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2019, in note 18.

17.1.	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 17.4)	CDI + 1.33% per year	4,882	3,978	11,396	11,863
		4,882	3,978	11,396	11,863

Borrowings and financing
Local currency
BNDES	4.07% per year	3	4	21	27
Working capital	CDI + 2.88% per year	1,683	509	2,591	1,008
Working capital	TR + 9.80 % per year	15	15	90	99
Swap contracts (note 17.7)	CDI + 0.03% per year	(2)	(2)	(13)	(12)
Borrowing cost		(14)	(9)	(28)	(22)
		1,685	517	2,661	1,100

Foreign currency (note 17.5)
Working capital	USD + 3.02% per year	926	845	1,209	846
Working capital	IBR 3M + 3.7%	-	-	2,057	323
Working capital - Argentina	Pre: 31.15%	-	-	32	-
Credit letter		-	-	24	12
Swap contracts (note 17.7)	CDI + 0.82% per year	(223)	(15)	(313)	(15)
Swap contracts (note 17.7)	IBR 3M + 3.7%	-	-	(3)	(19)
NDF Contracts - Derivatives		-	-	-	(1)
Borrowing cost		-	-	(1)	(1)
		693	830	3,011	1,145
Total		7,260	5,325	17,068	14,108

Current assets		233	45	313	73
Noncurrent assets		2	2	13	13
Current liabilities		2,475	2,016	6,177	3,488
Noncurrent liabilities		5,020	3,356	11,217	10,706

71

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

17.2.	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions - working capital	3,130	5,912
Accrued interest	211	588
Accrued swap	(341)	(423)
Mark-to-market	-	7
Monetary and exchange rate changes	338	417
Borrowing costs	8	41
Interest paid	(175)	(624)
Payments	(1,361)	(3,278)
Swap paid	125	142
Adjustment in conversion to presentation currency	-	178
At September 30, 2020	7,260	17,068

	Parent Company	Consolidated
At December 31, 2018	4,561	5,286
Additions - working capital	1,098	11,957
Accrued interest	241	442
Accrued swap	(21)	(51)
Mark-to-market	-	113
Monetary and exchange rate changes	33	79
Borrowing costs	7	10
Interest paid	(210)	(353)
Payments	(12)	(2,395)
Swap paid	(3)	47
Deconsolidation Via Varejo	(217)	(137)
At September 30, 2019	5,477	14,998

17.3.	Maturity schedule of noncurrent borrowings and financing including derivatives recognized in non-current assets and liabilities
Year	Parent Company	Consolidated

From 1 to 2 years	3,523	6,272
From 2 to 3 years	1,170	4,022
From 3 to 4 years	169	458
From 4 to 5 years	169	451
After 5 years	1	51
Subtotal	5,032	11,254

Borrowing costs	(14)	(50)
Total	5,018	11,204
72

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

17.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	09.30.2020	12.31.2019	09.30.2020	12.31.2019

14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	-	-	-	1,091	-	1,091
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,004	803	821	803	821
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	106% of CDI	1,001	701	712	701	712
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	107.4% of CDI	1,002	501	508	501	508
17th Issue of Debentures – CBD	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,008	2,016	-	2,016	-
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,086,945	870	849	870	849
1th Issue of Promissory Notes – Sendas (1nd serie)	No preference	50	1	07/04/19	07/03/20	-	-	-	-	-	52
1th Issue of Promissory Notes – Sendas (2nd serie)	No preference	50	1	07/04/19	07/05/21	CDI + 0.72% per year	52 ,998,286	-	-	53	52
1th Issue of Promissory Notes – Sendas (3nd serie)	No preference	50	1	07/04/19	07/04/22	CDI + 0.72% per year	52,998,286	-	-	53	52
1th Issue of Promissory Notes – Sendas (4nd serie)	No preference	250	5	07/04/19	07/04/23	CDI + 0.72% per year	52,998,286	-	-	265	258
1th Issue of Promissory Notes – Sendas (5nd serie)	No preference	200	4	07/04/19	07/04/24	CDI + 0.72% per year	52,998,286	-	-	212	206
1th Issue of Promissory Notes – Sendas (6nd serie)	No preference	200	4	07/04/19	07/04/25	CDI + 0.72% per year	52,998,286	-	-	212	206
1th Issue of Debentures – Sendas (1nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/20	-	-	-	-	-	1,001
1th Issue of Debentures – Sendas (2nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI + 1.74% per year	876	-	-	1,752	2,044
1th Issue of Debentures – Sendas (3nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI + 1.95% per year	1,004	-	-	2,008	2,046
1th Issue of Debentures – Sendas (4nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI + 2.20% per year	1,005	-	-	2,009	2,047
Borrowing cost								(9)	(3)	(59)	(82)
								4,882	3,978	11,396	11,863

Current liabilities								1,517	1,130	3,316	2,287
Noncurrent liabilities								3,365	2,848	8,080	9,576

73

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

17.5.	Borrowings in foreign currencies

On September 30, 2020 GPA had loans in foreign currencies (US dollar and Colombian pesos) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

17.6.	Guarantees

The Company has signed promissory notes for some loan contracts.

17.7.	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have the same maturity as the loan and protect the interest and principal and are signed with the same economic group. The weighted average annual rate of CDI in September 2020 was 3.54% (6.27% in September 30, 2019).

17.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At September 30, 2020, GPA was in compliance with these covenants.

17.9.	Issuance of debentures

In the first quarter of 2020, occurred the 17th issue of simple debentures, not convertible into shares, in a single series with a nominal value of R$1,000 each, with a maturity of 3 years, in the total amount of R$2,000. Such resources will be used to strengthen working capital and extend the debt profile.

74

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

18.	Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2019, in note 19.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Financial assets:
Amortized cost
Related parties – assets	431	248	109	104
Trade receivables and other receivables	887	531	1,532	924
Others assets	-	-	47	51
Fair value through profit or loss
Cash and cash equivalents	3,290	2,863	7,283	7,954
Financial instruments	235	47	337	86
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receivables with credit card companies and sales vouchers	143	50	276	377
Others assets	-	-	30	19
Financial liabilities:
Other financial liabilities - amortized cost
Related parties –liabilities	(216)	(234)	(194)	(215)
Trade payables	(3,762)	(5,022)	(11,971)	(14,887)
Financing for purchase of assets	(42)	(127)	(128)	(231)
Debentures and promissory notes	(4,882)	(3,978)	(11,396)	(11,863)
Borrowings and financing	(1,672)	(503)	(4,696)	(1,347)
Lease liability	(5,295)	(4,921)	(10,250)	(8,667)
Fair value through profit or loss
Loans and financing (Hedge accounting)	(941)	(861)	(1,299)	(945)
Financial instruments	-	(30)	(5)	(47)
Disco del Uruguay put option (18.3)	-	-	(581)	(466)

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1.	Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

75

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

There were no changes as to objectives, policies or processes during the nine-month ended on September 30, 2020. The capital structure is presented as follows:

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Cash and cash equivalents	3,290	2,863	7,283	7,954
Financial instruments	235	17	332	39
Borrowings and financing	(7,495)	(5,342)	(17,391)	(14,155)
Other liabilities with related parties (*)	(111)	(124)	(111)	(124)
Net debt	(4,081)	(2,586)	(9,887)	(6,286)

Shareholders’ equity	(13,091)	(10,940)	(16,242)	(13,548)

Net debt to equity ratio	31%	24%	61%	46%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the payment flow of the Company’s financial liabilities as of September 30, 2020.

a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	999	1,786	184	2,969
Debentures and promissory note	1,616	3,534	-	5,150
Derivative financial instruments	(235)	(2)	-	(237)
Lease liability	1,052	3,336	6,586	10,974
Trade payables	3,762	-	-	3,762
Total	7,194	8,654	6,770	22,618

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,948	3,414	261	6,623
Debentures and promissory note	3,672	8,926	-	12,598
Derivative financial instruments	(314)	(12)	(2)	(328)
Lease liability	1,908	6,256	11,869	20,033
Trade payables	11,971	-	-	11,971
Total	20,185	18,584	12,128	50,897
76

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

(iii)	Derivative financial instruments

		Consolidated
		Notional value		Fair value
		09.30.2020	12.31.2019	09.30.2020	12.31.2019
Swap with hedge
Hedge object (debt)		1,001	955	1,299	944

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	90	99
US$ + fixed	USD+3.02% per year	874	828	1,209	846
		1,001	955	1,299	945
Short position (sell)
	CDI + 0.82% per year	(1,001)	(955)	(973)	(917)

Hedge position - asset		-	-	326	57
Hedge position - liability		-	-	-	(29)
Net hedge position		-	-	326	28

Realized gains and losses and unrealized gains and losses on these contracts during the nine-month ended on September 30, 2020 are recorded as financial income (expenses), net and the balance receivable at fair value is R$326 (balance payable of R$28 as of December 31, 2019), recorded in line item “Financial” in the assets and “Borrowings and financing” in the liabilities.

The effects of hedge at fair value through the result of the nine-month period ended on September 30, 2020 resulted in a gain of R$463 (loss of R$66 on September 30, 2019).

18.2.	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$5.46 on the due date, and the weighted interest rate weighted was 1.96% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

77

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

			Market projection
Operations	Risk (CDI variation)	Balance at 09.30.2020	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	CDI + 0.03% per year	(77)	(211)	(214)	(218)
Fair value hedge of exchange rate	CDI + 0.82% per year	(896)	(909)	(912)	(921)
Debentures and promissory notes	CDI + 1.33% per year	(11,455)	(11,787)	(11,870)	(11,953)
Bank loans	CDI + 2.28% per year	(2,591)	(2,669)	(2,688)	(2,707)
Total borrowings and financing exposure		(15,019)	(15,576)	(15,684)	(15,799)

Cash and cash equivalents (*)	97.57% of CDI	5,246	5,364	5,394	5,423
Net exposure		(9,773)	(10,212)	(10,290)	(10,376)
Net effect – loss			(439)	(517)	(603)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 1.702%.

Scenario II: 0.1702% increase in IBR and for Libor at 90 days an increase of 0.014825%

Scenario III: 0.1702% decrease in IBR and for Libor at 90 days a decrease of 0.014825%

		Maket projection
Transactions	Balance 09.30.2020	Scenario I	Scenario II	Scenario III

Bank loans and swap	2,107	2,107	2,074	2,076

18.3.	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

78

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

	Carrying amount	Fair value
	09.30.2020	09.30.2020	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers	276	276	2
Swaps of annual rate between currencies	313	313	2
Swaps of annual rate	11	13	2
Forward between Currencies	8	-	2
Borrowings and financing (FVPL)	(1,299)	(1,299)	2
Borrowings and financing and debentures (amortized cost)	(16,092)	(12,539)	2
Disco Del Uruguay put option (*)	(581)	(581)	3
Total	(17,364)	(13,817)

(*) Non-controlling shareholders of Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in “Acquisition of minority interest” in current liabilities.

There were no changes between the fair value measurements levels in the nine-month period ended on September 30, 2020.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

79

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

18.4.	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Tokyo Bank, Scotiabank, Credit Agricole Corporate, Bogotá Bank, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC, Corficolombia, Santander, Banco Popular and Banco Occidente.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	09.30.2020	03.31.2019

Debt
USD - BRL	US$ 160	2020	233	16
USD - BRL	US$ 50	2021	80	-
Interest rate - BRL	R$ 21	2026	2	2
Interest rate - BRL	R$ 106	2027	11	10

Derivatives - Fair value hedge – Brazil			326	28

Debt
USD – COP	-	2020	-	20
USD - COP	US$ 2	2022	2	1
Interest rate - COP	COP 49,950	2020	(1)	(1)
Interest rate - COP	COP 383,235	2021	(3)	(1)
Interest rate - COP	COP 132,917	2022	(1)	-
			(3)	19

Trade payables
EUR - COP	EUR 3	2020	1	-
USD - COP	USD 24	2020	4	(8)
USD - COP	USD 23	2021	4	-
			9	(8)

Derivatives – Éxito Group			6	11

80

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

19.	Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2019, in note 20.

19.1.       Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Taxes payable in installments - Law 11,941/09	302	354	304	355
Taxes payable in installments – PERT	156	162	156	162
ICMS	53	50	98	96
PIS and COFINS	30	4	40	7
Provision for income tax and social contribution	74	-	242	-
Withholding Income Tax	4	1	6	1
INSS	5	1	13	6
Other	15	7	77	60
Taxes – Éxito Group	-	-	175	220
	639	579	1,111	907

Current	326	203	797	531
Noncurrent	313	376	314	376

19.2.       Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	79
From 2 to 3 years	77
From 3 to 4 years	65
From 4 to 5 years	4
After 5 years	89
314

81

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

20.	Income tax and social contribution

20.1. Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2019, in note 21.

	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		Restated		Restated
Income before income tax and social contribution	532	199	804	568
Expense of income tax and social contribution at the nominal rate	(133)	(50)	(287)	(250)
Tax penalties	(8)	(11)	(9)	(13)
Share of profit of associates	160	182	12	5
Interest on own capital (*)	(78)	57	28	57
Tax benefits	4	4	21	17
Other permanent differences	3	(5)	23	(12)
Effective income tax and social contribution	(52)	177	(212)	(196)

Income tax and social contribution for the period:
Current	(42)	207	(543)	(112)
Deferred	(10)	(30)	331	(84)
Deferred income tax and social contribution expense	(52)	177	(212)	(196)
Effective rate	9.77%	-88.94%	26.37%	34.51%

CBD does not pay social contribution based on a final favorable court decision in the past, therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

82

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

20.2.	Breakdown of deferred income tax and social contribution
	Parent Company
	09.30.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	106	-	106	140	-	140
Provision for risks	227	-	227	212	-	212
Goodwill tax amortization	-	(123)	(123)	-	(123)	(123)
Mark-to-market adjustment	-	(7)	(7)	-	(4)	(4)
Intangible, property and equipment	-	(154)	(154)	-	(149)	(149)
Unrealized gains with tax credits	-	(98)	(98)	-	(101)	(101)
Net leasing of the right to use	320	-	320	252	-	252
Other	3	-	3	58	-	58
Deferred income tax and social contribution assets (liabilities)	656	(382)	274	662	(377)	285

Compensation	(382)	382	-	(377)	377	-
Deferred income tax and social contribution assets (liabilities), net	274	-	274	285	-	285

	Consolidated
	09.30.2020			12.31.2019
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	502	-	502	453	-	453
Provision for risks	391	-	391	321	-	321
Goodwill tax amortization	-	(632)	(632)	-	(604)	(604)
Mark-to-market adjustment	-	(7)	(7)	-	(7)	(7)
Intangible, property and equipment	-	(1,596)	(1,596)	-	(1,366)	(1,366)
Unrealized gains with tax credits	123	(186)	63	82	(322)	(240)
Net leasing of the right to use	494	-	494	356	-	356
Cash flow hedge	-	(65)	(65)	-	(80)	(80)
Other	51	-	51	117	-	117
Presumed tax on equity - Éxito	227	-	227	192	-	192
Deferred income tax and social contribution assets (liabilities)	1,788	(2,486)	(698)	1,521	(2,379)	(858)

Compensation	(1,449)	1,449	-	(1,184)	1,184	-
Deferred income tax and social contribution assets (liabilities), net	339	(1,037)	(698)	337	(1,195)	(858)

(*) Originating mainly from the added value of Éxito. See note nº13.

83

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Year
Up to one year	128	311
From 1 to 2 years	68	173
From 2 to 3 years	44	196
From 3 to 4 years	44	223
From 4 to 5 years	44	207
Above 5 years	329	678
	656	1,788
20.3.Changes	in deferred income tax and social contribution
	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		Restated		Restated
At the beginning of the period	285	266	(858)	(225)
Effects on net income:
Expense for the period – continuing operations	(10)	(30)	331	84
Expense for the period – discontinued operations	-	-	-	(122)
Income tax related to OCI - discontinued operations	-	55	-	315
Effects on net equity:			-
Income tax on other comprehensive income - Continued operations	-	1	-	1
Conversion currency adjustment	-	-	(172)	122
Assets held for sale and discontinued operations	-	-	-	17
Other	(1)	-	1	-
At the end of the period	274	292	(698)	24

84

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

21.	Provision for contingencies

Detailed information on the provision for legal claims was presented in the 2019 annual financial statements, in note 22.

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

21.1.Parent	Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	22	87	35	144
Payments	(4)	(48)	(34)	(86)
Reversals	(20)	(52)	(23)	(95)
Monetary adjustment	4	21	13	38
Balance at September 30, 2020	619	244	78	941

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	679	231	77	987

Additions	118	91	47	256
Payments	(5)	(42)	(22)	(69)
Reversals	(125)	(74)	(28)	(227)
Monetary adjustment	16	21	11	48
Balance at September 30, 2019	683	227	85	995

21.2.Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	841	319	145	1,305

Additions	22	107	64	193
Payments	(8)	(50)	(58)	(116)
Reversals	(22)	(62)	(35)	(119)
Monetary adjustment	6	27	14	47
Foreign currency translation adjustment	14	3	3	20
Balance at September 30, 2020	853	344	133	1,330

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	828	291	116	1,235

Additions	138	406	140	684
Payments	(5)	(313)	(78)	(396)
Reversals	(244)	(176)	(77)	(497)
Monetary adjustment	16	57	19	92
Deconsolidation Via Varejo	111	28	6	145
Balance at September 30, 2019	844	293	126	1,263
85

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

21.3.	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision based on tax to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basket of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$45 as of September 30, 2020 (R$50 as of December 31, 2019) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions occurred in 2020, the Company accrued R$280 (R$268 in December 31, 2019) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of September 30, 2020 is R$100 (R$96 in December 31, 2019).

Other contingent tax claims

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court (v) other minor issues. The amount accrued for these matters as of September 30, 2020 is R$337 (R$349 as of December 31, 2019).

Éxito Group

The subsidiary Éxito and its subsidiaries are parties to tax lawsuits related to value added tax, property tax and industry and commerce taxes in the amount of R$91 on September 30, 2020 (R$78 as of December 31, 2019).

86

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

21.4.	Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2020, the Company recorded a provision of R$344 (R$319 as of December 31, 2019. Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5.Civil,	regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the company. As of September 30, 2020, the amount accrued for these lawsuits is R$46 (R$68 as of December 31, 2019), for which there are no escrow deposits.
•	The Company and its subsidiaries are parties to legal claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On September 30, 2020 the amount of this provision is R$30 (R$24 on December 31, 2019).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$16 on September 30, 2020 (R$17 on December 31, 2019).
•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on September 30, 2020, it is R$41 (R$36 on December 31, 2019).

Total civil lawsuits and others as of September 30, 2020 amount to R$133 (R$145 as of December 31, 2019).

87

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

21.6.	Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$10,923 as September 30, 2020 (R$10,829 in December 31, 2019), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$458, as September 30, 2020 (R$453 as of December 31, 2019). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$1,039 as of September 30, 2020 (R$1,055 as of December 31, 2019).
•	COFINS, PIS and IPI – the Company has been challenged about compensations not approved, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,008 in September 30, 2020 (R$2,022 as of December 31, 2019). Regarding the IPI assessments, there was a judgment in August 2020 in the STF that decided against taxpayers, however, in the analysis of the specific cases by our legal advisors, we consider that the risk of loss remained as possible.
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) arising from financed sales, and (v) among other matters. The total amount of these assessments is R$6,734, as of September 30, 2020 (R$6,773 as of December 31, 2019), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$185 in September 30, 2020 (R$123 as of December 31, 2019), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$412 in September 30, 2020 (R$403 as of December 31, 2019).
•	The subsidiary Éxito and its subsidiaries have an amount of R$87 of lawsuits with probability of possible losses on September 30, 2020 (R$72 as of December 31,2019), mostly related to tax matters.
88

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,428 in September 30, 2020 (R$1,409 in December 31, 2019).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of September 30, 2020, the amount involved in tax proceedings is R$452 (R$484 as of December 31, 2019).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of September 30, 2020 the estimated amount, in case of success in all lawsuits, is approximately R$187 (R$205 as of December 31, 2019).

21.7.Restricted	deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Tax	135	172	201	242
Labor	452	424	502	474
Civil and other	24	43	57	79
Total	611	639	760	795
21.8.	Guarantees
	Consolidated
Lawsuits	Property and equipment		Letter of Guarantee		Total
	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Tax	750	843	10,607	9,162	11,357	10,005
Labor	-	-	759	539	759	539
Civil and other	9	11	526	469	535	480
Total	759	854	11,892	10,170	12,651	11,024

The cost of guarantees (letters of guarantee and guarantee insurance) is approximately 0.50% per year of the amount of the lawsuits and is recorded as expense.

89

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

21.9.	Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS.

Since the decision of the Supreme Court on March 15, 2017, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the prosecution. The Company and its advisors estimate that the decision on this appeal will not limit the right of the lawsuit filed by the Company, however, the elements of the lawsuit are still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. The subsidiaries that had the final and unappealable process recorded in 2019 the amount of R$368, of which R$176 in the financial result. The Company also estimates the potential value of the credits in the amount of R$1,198 and for the Sendas subsidiary the amount of R$117.

In addition, based on an association agreement signed between GPA and the Klein family after the formation of Via Varejo, GPA has the legal right to obtain the refund of tax credits from Via Varejo resulting from the exclusion of ICMS from the calculation bases of PIS and COFINS, related to the operations of the subsidiary Globex (former corporate name of Via Varejo) for the periods between 2003 and 2010. Via Varejo was unappealable in May 2020.

CBD has already recognized, based on the documentation analyzed so far, R$231 of credit for the period it is legally entitled to, according to the association agreement. The credit is recognized in the net result of discontinued operations. Pending a complete justification to be provided by Via Varejo on the credits underlying this right, today the Company still has a remaining unrecorded right of R$277.

21.10.	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península and the “Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

90

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

22.	Lease liability
22.1.	Leasing obligations

The detailed information on leasing obligations were presented in the annual financial statements for 2019, in note 23.1.

Lease liability amounted to R$10,250 as of September 30, 2020 (R$8,667 as of December 31, 2019), as shown in the table below:

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Lease liability –minimum rental payments:
Up to 1 year	533	533	1,031	937
1 - 5 years	1,684	1,663	3,120	2,936
Over 5 years	3,078	2,725	6,101	4,794
Present value of lease agreements	5,295	4,921	10,252	8,667

Future charges	5,679	5,466	9,781	8,007
Future value of lease agreements	10,974	10,387	20,033	16,674

PIS and COFINS embedded in the present value of lease agreements	322	299	477	413
PIS and COFINS embedded in the gross value of lease agreements	667	632	965	856

The interest expense on lease liability is presented in note 28. The incremental interest rate of the Company and its subsidiaries at the date of signing of the agreements was 10.01% in the nine-month period ended September 30, 2020 (12.83% as of September 30, 2019).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.25%. The average term of the contracts considered is 14.7 years. For international subsidiaries, the average nominal incremental rate is 7.1%, with 3.5% of built-in inflation. The average term of the contracts considered is 11.6 years.

91

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

22.2.	Movement of leasing liability

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	603	1,287
Remeasurement	271	771
Accrued interest	402	717
Payments	(711)	(1,260)
Anticipated lease contract closure	(182)	(316)
Transfer to subsidiary	(9)	-
Conversion currency adjustment	-	386
At September 30, 2020	5,295	10,252

Current	533	1,031
Noncurrent	4,762	9,221

	Parent Company	Consolidated
At December 31, 2018	4,670	5,787
Additions	61	308
Remeasurement	200	428
Accrued interest	400	671
Payments	(652)	(1,202)
Anticipated lease contract closure	(76)	(101)
Desconsolidation Via Varejo	-	136
At September 30, 2019	4,603	6,027

Current	438	587
Noncurrent	4,120	5,440
22.3.	Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
Expenses (income) for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	39	20	51	32
Sublease rentals (*)	(128)	(149)	(141)	(163)

(*) Refers to lease agreements receivable from commercial shopping malls.

92

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

23.	Deferred revenue

The deferred revenue recorded by Company and its subsidiaries as a liability for the anticipation of amounts received from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts for the rental of back lights for exhibition of products from its suppliers, they are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

The detailed information on deferred revenue was presented in the annual financial statements for 2019, in note 24.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Future revenue agreement	12	10	61	10
Additional or extended warranties	12	16	13	16
Services rendering agreement - Allpark	8	9	8	9
Revenue from credit card operators and banks	10	42	49	84
Back lights	-	-	38	142
Gift Card	8	6	80	99
Others	1	1	41	31
	51	84	290	391
Current
Noncurrent	30	60	268	365
	21	24	22	26

24.	Shareholders’ equity

The detailed information on shareholders’ equity were presented in the annual financial statements for 2019, in note 25.

24.1.	Capital stock

The subscribed and paid-in capital stock, on September 30, 2020, is represented by 268,336 (267,997 on December 31, 2019) thousands of registered shares with no par value. On March 2, the process was concluded conversion of preferred shares into common shares and GPA started trading on the Novo Mercado.

The Company is authorized to increase its capital stock up to the limit of 400,000 thousands of shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

At the Board of Directors’ Meetings held on February 19, 2020, March 24, 2020, May 13, 2020 and July 29, 2020 it was approved a capital increase of R$8 (R$32 on December 31, 2019) through the issuance of 339 thousands common shares (1,152 thousands of preferred shares on December 31,2019). On September 30, 2020, the capital stock is R$ 6,865 (R$ 6,857 on December 31, 2019).

93

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

24.2.	Stock option plan for common shares current
				09.30.2020
				Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Total in effect
Series B4	05/31/17	05/31/20	0.01	537	(443)	(55)	39
Series C4	05/31/17	05/31/20	56.78	537	(316)	(60)	161
Series B5	05/31/18	05/31/21	0.01	594	(152)	(49)	393
Series C5	05/31/18	05/31/21	62.61	594	(142)	(58)	394
Series B6	05/31/19	05/31/22	0.01	434	(13)	(29)	392
Series C6	05/31/19	05/31/22	70.62	331	(5)	(37)	289
				3,027	(1,071)	(288)	1,668

The changes of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Options	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2019	2,153	30.25	1.50

Cancelled during the period	(69)	42.60
Exercised during the period	(416)	19.12
Outstanding at the end of the period	1,668	32.50	0,99
At September 30, 2020	1,668	32.50	0,99

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the September 30, 2020 were R$17 (R$27 at the December 31, 2019).

24.3.	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of (i) Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V generating a loss of R$187 and (ii) Colombian pesos to Reais, corresponding to the investment by CBD Sendas in the subsidiary Éxito generating a gain of R$1,558. The total effect in the Parent Company was R$1,371 (R$151 on December 31, 2019).

94

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

25.	Revenue from the sale of goods and/or services

The detailed information on revenue from the sale of goods and/or services were presented in the annual financial statements for 2019, in note 26.

	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
Gross sales
Goods	21,721	20,342	67,057	42,475
Services rendered	310	296	1,238	331
Sales returns and cancellations	(157)	(148)	(283)	(189)
	21,874	20,490	68,012	42,617

Taxes on sales	(1,911)	(1,607)	(6,275)	(3,303)
Net operating revenues	19,963	18,883	61,737	39,314
26.	Expenses by nature

The detailed information on expenses by nature were presented in the annual financial statements for 2019, in note 27.

	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		Restated		Restated

Cost of inventories	(13,810)	(12,888)	(46,511)	(29,605)
Personnel expenses	(2,357)	(2,479)	(5,543)	(3,717)
Outsourced services	(339)	(346)	(779)	(492)
Functional expenses	(870)	(974)	(2,047)	(1,394)
Selling expenses	(722)	(718)	(1,581)	(1,026)
Other expenses	(454)	(344)	(1,120)	(499)
	(18,552)	(17,749)	(57,581)	(36,733)

Cost of sales	(14,767)	(13,819)	(48,466)	(30,814)
Selling expenses	(3,257)	(3,380)	(7,589)	(5,116)
General and administrative expenses	(528)	(550)	(1,526)	(803)
	(18,552)	(17,749)	(57,581)	(36,733)

95

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

27.	Other operating expenses, net

The detailed information on other operating expenses, net were presented in the annual financial statements for 2019, in note 28.

	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		Restated		Restated

Tax installments and other tax risks	(39)	(111)	(58)	(129)
Restructuring expenses (*)	(277)	(127)	(405)	(128)
Losses on disposals of fixed assets (**)	359	27	324	15
Covid-19 spending on prevention(***)	(82)	-	(200)	-
Others	(2)	-	(2)	-
Total	(41)	(211)	(341)	(242)

(*) amounts related to restructuring expenses in Brazilian operations and expenses in the acquisition of Éxito Group.

(**) The result of fixed assets was mainly impacted by the Sale and Leaseback operations in the amount of R$64 (see note 1.3), the sale of 3 stores in the city of Curitiba in the amount of R $ 68 and the partial sale of 1 non-core property in the city of São Paulo in the amount of R$174 (see note 32).

(***) Expenses incurred as a result of the pandemic refer to the purchase of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning services and sanitation.

28.	Financial income (expenses), net

The detailed information on financial income (expenses), net, net were presented in the annual financial statements for 2019, in note 29.

	Parent Company		Consolidated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		Restated		Restated
Finance expenses:
Cost of debt	(209)	(249)	(574)	(337)
Cost of discounting receivables	(44)	(80)	(70)	(108)
Monetary restatement loss	(133)	(95)	(280)	(103)
Interest on lease liability	(399)	(384)	(702)	(482)
Other finance expenses	(60)	(64)	(169)	(80)
Total financial expenses	(845)	(872)	(1,795)	(1,110)

Financial income:
Income from short term investments	58	47	164	81
Monetary restatement gain	75	68	235	256
Other financial income	3	6	10	8
Total financial income	136	121	409	345

Total	(709)	(751)	(1,386)	(765)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 18.

96

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

29.	Earnings per share

The information on earnings per share was presented in the annual financial statements for 2019, in note 30.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings (loss) per share in each reporting period. After the migration process to the new market, the Company has a single class of shares and is restating 2019 with this consideration.

	09.30.2020	09.30.2019
		Restated
Basic numerator
Net income allocated to common shareholders – continued operations	480	372
Net income allocated to common shareholders - discontinued operations	101	325
Net income allocated to common shareholders	581	697

Basic denominator (millions of shares)
Weighted average of shares	268	267

Basic earnings per millions of shares (R$) – continued operations	1.79194	1.39393
Basic earnings per millions of shares (R$) - discontinued operations	0.37706	1.21781
Basic earnings per millions of shares (R$) - total	2.16900	2.61174

Diluted numerator
Net income allocated to common shareholders – continued operations	480	372
Net income allocated to common shareholders - discontinued operations	101	325
Net income allocated to common shareholders	581	697

Diluted denominator
Weighted average of shares (in millions)	268	267
Stock option	1	1
Diluted weighted average of shares (millions)	269	268

Diluted earnings per millions of shares (R$) – continued operations	1.78972	1.39136
Diluted earnings per millions of shares (R$) – discontinued operations	0.37659	1.21555
Diluted earnings per millions of shares (R$) – total	2.16631	2.60691

97

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

30.	Segment information

The information on segment information was presented in the annual financial statements for 2019, in note 31.

Management considers the following segments:

•	Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra, “ Compre Bem”, “Drogaria Extra” and “GPA Malls”.
•	Cash & Carry – includes the brand “ASSAÍ”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco Del Uruguay (Uruguay). Éxito operates the brands Surtimax, Super Inter, and Carulla.

The electronics and electronic commerce segments were sold and are presented as discontinued operations on September 30, 2019. The other businesses are composed of the results of James, Cheftime, Stix and Cnova N.V. are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

The debentures for the acquisition of Éxito and the interest on them were considered in the Éxito Group, as well as other expenses related to the acquisition.

Information on the Company’s segments as of September 30, 2020 is included in the table below:

98

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Cash & Carry		Éxito Group		Assets held for sale and discontinued operations		Others businesses		Total
	09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		Restated		Restated				Restated				Restated

Net operating revenue	20,792	19,508	25,254	19,804	15,653	-	-	-	38	2	61,737	39,314
Gross profit	5,339	5,289	4,082	3,212	3,835	-	-	-	15	(1)	13,271	8,500
Depreciation and amortization	(794)	(715)	(360)	(281)	(522)	-	-	-	(4)	(1)	(1,680)	(997)
Share of profit of subsidiaries and associates	88	76	-	-	18	-	-	-	(51)	(85)	55	(9)
Operating income	723	445	1,303	1,002	303	-	-	-	(139)	(114)	2,190	1,333
Net financial expenses	(711)	(604)	(180)	(145)	(494)	-	-	-	(1)	(16)	(1,386)	(765)
Profit(loss) before income tax and social contribution	12	(159)	1,123	857	(191)	-	-	-	(140)	(130)	804	568
Income tax and social contribution	(66)	73	(264)	(276)	115	-	-	-	3	7	(212)	(196)
Net income (loss) for continued operations	(54)	(86)	859	581	(76)	-	-	-	(137)	(123)	592	372
Net income (loss) for discontinued operations	102	321	-	-	(1)	-	-	36	-	-	101	357
Net income (loss) of year end	48	235	859	581	(77)	-	-	36	(137)	(123)	693	729

	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019

Current assets	8,347	8,002	6,367	5,292	6,028	6,664	-	-	77	10	20,819	19,968
Noncurrent assets	15,506	15,568	8,281	7,475	18,583	15,438	-	-	51	26	42,421	38,507
Current liabilities	8,923	11,557	4,249	4,317	9,666	7,252	-	-	113	9	22,951	23,135
Noncurrent liabilities	12,159	9,810	3,422	2,295	8,463	9,686	-	-	3	1	24,047	21,792
Shareholders' equity	2,771	2,203	6,977	6,155	6,482	5,164	-	-	12	26	16,242	13,548

99

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	09.30.2020	09.30.2019
Brazil	46,084	39,314
Assai	25,254	19,803
Extra / Compre Bem	12,349	11,357
Pão de Açúcar	5,370	5,103
Proximidade	900	835
Stations / Drugstores / Delivery	1,690	1,741
Other business	521	475
Êxito Group (*)	15,653	-
Total net operating revenue	61,737	39,314

(*) Includes sales in Colombia of R$ 11,950, in Uruguay of R$ 2,719 and in Argentina of R$ 984.

31.	Non cash transactions

During the nine months ended on September 30, 2020, the Company had transactions that did not represent cash disbursements and, therefore, were not presented in the cash flow statements, as follows:

•	Purchase of fixed assets not paid yet as note 15.2;
•	Purchase of intangible assets not paid yet as per note 16.2;
•	Deferred income tax as per note 20;
•	Additions of provisions for contingencies as per note 21.
32.	Non current assets held for sale and discontinued operations
32.1.	Assets held for sale

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2019, in note 33.

	Parent Company		Consolidated
	09.30.2020	12.31.2019	09.30.2019	12.31.2019

Property/lands held for sale	78	171	78	171
Éxito real estate enterprises	-	-	32	52
Assets held for sale and discontinued operations	78	171	110	223

The company and subsidiaries entered into a Sale and Leaseback agreement, as detailed in note 1.3. The variation in the period is mainly due to the signing of this contract. In addition, the Company entered into a land purchase and sale agreement on September 29, 2018 for R$200, the sale of which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and title transfer in a future date to be defined by the buyer. In the period ended September 30, 2020, the Company transferred the deed (legal title), at the buyer's request, in accordance with and as provided for in the contract, recognized a gain of R$174 (see note 27) recorded in the result line with fixed assets. The transaction resulted in the recognition of an amount receivable of R$200, presented in note 8, maturing in September 2023, for which the Company obtained bank guarantee as a guarantee of receipt of such amount.

As disclosed in notes 12.3, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, the date on which control of the subsidiary was exercised by its new controlling shareholders.

100

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Below is Via Varejo's summary cash flow statement for the comparative period:

Cash flow:	05.31.2019

Cash flow provided by (used in) operating activities	(2,640)
Net cash provided by (used in) investing activities	(234)
Net cash provided by (used in) financing activities	(651)
Cash variation in the period	(3,525)

The breakdown of profit from discontinued operations presented in the Company's consolidated income statements is as follows:

Income statement	09.30.2020	05.31.2019
		Restated

Net operating revenue	-	10,527
Profit before income tax and social contribution	-	169
Income tax and social contribution	-	(119)
Profit for the period	-	50

Other results from discontinued operations	101	(91)
Gain on the sale of discontinued operations (note 12.3)	-	398
Profit from discontinued operations presented in the consolidated income statement of the Company	101	357

Attributable:
Controlling shareholders of the Company	101	325
Participation of non-controlling shareholders	-	32

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued activities in the amount of R$101 on September 30, 2020 (R$78 on September 30, 2019). The amount of R$101 includes the amount of R$231 corresponding to the right of GPA to receive from Via Varejo the refund of the ICMS exclusion benefit from the PIS and COFINS base of its former subsidiary Globex, after the judgment in these proceedings has become final, referring to the period of 2007 and 2010 (see note 21.9).

101

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

Shareholder position - 09/30/2020

SHAREHOLDERS 'POSITION OF THE COMPANY'S CONTROLLERS, UP TO THE LEVEL OF INDIVIDUAL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly held company)					Shareholding at 09/30/2020 (In units) Total

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	35.04%	0	0.00%	94,019,178	35.04%
Jean-Charles Naouri*	1	0.00%	0	0.00%	1	0.00%
Geant International BV*	9,423,742	3.51%	0	0.00%	9,423,742	3.51%
Segisor*	5,600,050	2.09%	0	0.00%	5,600,050	2.09%
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
King LLC*	852,000	0.32%	0	0.00%	852,000	0.32%
Helicco Participações Ltda.	581,600	0.22%	0	0.00%	581,600	0.22%
BlackRock, Inc.*	13,396,829	4.99%	0	0.00%	13,396,829	4.99%
Board of Directors	563,804	0.21%	0	0.00%	563,804	0.21%
Board of Executive Officers	241,807	0.09%	0	0.00%	241,807	0.09%
Fiscal Council	37,078	0.01%	0	0.00%	37,078	0.01%
Treasury Shares	239,060	0.09%	0	0.00%	239,060	0.09%
Others	143,381,075	53.43%	0	0.00%	143,381,075	53.43%
Total	268,336,226	100.00%	0	0.00%	268,336,226	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	Number	%	Number
Casino Guichard Perrachon*	2	0.00%	0	0.00%	2	0.00%
Segisor*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Non-resident company.

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
SEGISOR					Shareholding (In units)
QUOTAHOLDER	QTD QUOTAS	%	AÇÕES PN	%	Quantidade	%
Casino Guichard Perrachon*	1,774,479,286	100.00%	0	0.00%	1,774,479,286	100.00%
TOTAL	1,774,479,286	100.00%	0	0%	1,774,479,286	100.00%

102

Companhia Brasileira de Distribuição Notes to the interim financial information September 30, 2020 (In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
SHAREHOLDER	AÇÕES ON	%	AÇÕES PN	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

DISTRIBUTION OF THE SOCIAL CAPITAL OF THE LEGAL ENTITY (SHAREHOLDER OF THE COMPANY), UP TO THE LEVEL OF THE INDIVIDUAL
ALMANACENES ÉXITO S.A.					Posição em (em unidades)
SHAREHOLDER*	AÇÕES ON	%	AÇÕES PN	%	Quantidade	%
Sendas	432,256,668	96.57%	0	0.00%	432,256,668	96.57%
Minority	15,347,648	3.43%	0	0.00%	15,347,648	3.43%
TOTAL	447,604,316	100.00%	0	0.00%	447,604,316	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 09/30/2020 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	110,476,573	41.17%	-	-	110,476,573	41.17%

Management
Board of Directors	563,804	0.21%	-	-	563,804	0.21%
Board of Executive Officers	241,807	0.09%	-	-	241,807	0.09%
Fiscal Council	37,078	0.01%	-	-	37,078	0.01%

Treasury Shares	239,060	0.09%	-	-	239,060	0.09%

Other Shareholdersas	156,777,904	58.43%	-	-	156,777,904	58.43%

Total	268,336,226	100.00%	-	-	268,336,226	100.00%

Outstanding Shares	157,620,593	58.74%	-	-	157,620,593	58.74%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDINGSHARES					Shareholding at 09/30/2019 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	Number	%	Number
Controlling parties	99,619,230	99.94%	10,857,343	6.46%	110,476,573	41.26%

Management
Board of Directors	-	0.00%	563,804	0.34%	563,804	0.21%
Board of Executive Officers	-	0.00%	93,924	0.06%	93,924	0.04%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholdersas	60,621	0.06%	156,338,615	93.01%	156,399,236	58.41%

Total	99,679,851	100.00%	168,086,272	100.00%	267,766,123	100.00%

Outstanding Shares	60,621	0.06%	156,996,343	93.40%	157,056,964	58.65%

[1] It is a mere estimate and should not be understood or treated as guidance.

103

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 28, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.